        As filed with the Securities and Exchange Commission on November 9, 2001
                                                      Registration No. 333-_____
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                            NETWORKS ASSOCIATES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                   ----------


              DELAWARE                         000-20558                      77-0316593
  (STATE OR OTHER JURISDICTION OF       (COMMISSION FILE NUMBER)           (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)                                       IDENTIFICATION NUMBER)



                               3965 FREEDOM CIRCLE
                          SANTA CLARA, CALIFORNIA 95054
                                 (408) 988-3832

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   ----------

                                 GEORGE SAMENUK
                 PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                            NETWORKS ASSOCIATES, INC.
                               3965 FREEDOM CIRCLE
                          SANTA CLARA, CALIFORNIA 95054
                                 (408) 988-3832
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)

                                   ----------

                                    Copy to:
                             JEFFREY D. SAPER, ESQ.
                              KURT J. BERNEY, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

                                   ----------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]______________

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]______________

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                   ----------

                                          CALCULATION OF REGISTRATION FEE
================================================================================================================
                                                                    PROPOSED        PROPOSED
                                                                    MAXIMUM          MAXIMUM
                                                                    OFFERING        AGGREGATE       AMOUNT OF
       TITLE OF EACH CLASS OF SECURITIES          AMOUNT TO BE     PRICE PER        OFFERING      REGISTRATION
               TO BE REGISTERED                    REGISTERED      SECURITY(1)       PRICE(1)          FEE
----------------------------------------------------------------------------------------------------------------
5.25% Convertible Subordinated Notes due 2006     $345,000,000        100%        $345,000,000       $86,250
----------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value per share......         (2)             (2)              (2)             (3)
================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

(2) Includes 19,092,418 shares of common stock initially upon conversion of the notes at the conversion price of $18.07 per share of common stock. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(3) Pursuant to Rule 457(i) under the Securities Act, there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

                                   ----------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.




               SUBJECT TO COMPLETION, DATED _______________, 2001


                            NETWORKS ASSOCIATES, INC.

                                  $345,000,000

                5.25% Convertible Subordinated Notes Due 2006 and
             the Common Stock Issuable Upon Conversion of the Notes

        We issued the notes in a private placement in August 2001. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes.

        The notes are convertible prior to maturity into common stock at an initial conversion price of $18.07 per share, subject to adjustment in certain events. We will pay interest on the notes on February 15 and August 15 of each year, beginning on February 15, 2002. The notes will mature on August 15, 2006, unless earlier converted or redeemed.

        We may redeem all or a portion of the notes on or after August 20, 2004. In addition, the holders may require us to repurchase the notes upon a change of control of the company if we are not the surviving company.

        The reported last sale price of our common stock on the Nasdaq National Market on ____________, 2001 was $[___] per share. Our common stock is traded on the Nasdaq National Market under the symbol "NETA."

                                   ----------

        The securities offered hereby involve a high degree of risk. SEE "RISK FACTORS" BEGINNING ON PAGE 10 OF THIS PROSPECTUS FOR INFORMATION THAT YOU SHOULD CONSIDER BEFORE PURCHASING THESE SECURITIES.

                                   ----------

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      This prospectus is dated      , 2001

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                                TABLE OF CONTENTS

                                                                               PAGE
                                                                               ----
Where You Can Find More Information................................................3

Summary ...........................................................................5

The Offering.......................................................................8

Risk Factors......................................................................10

Risks Related to Network Associates...............................................10

Risks Related to the Notes and the Common Stock into which the Notes are Convertible.................................................................30

Use of Proceeds...................................................................35

Ratio of Earnings to Fixed Charges................................................35

Dividend Policy...................................................................35

Description of Notes..............................................................36

United States Federal Income Tax Consequences.....................................53

Selling Securityholders...........................................................59

Plan of Distribution..............................................................63

Indemnification of Directors and Officers.........................................65

Legal Matters.....................................................................65

Experts ..........................................................................65

                       WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 500 West Madison Street, Room 1400, Chicago, Illinois 60661 and at 233 Broadway, New York, New York 10279. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov.

        The Commission allows us to "incorporate by reference" into this prospectus the information we filed with the Commission. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete:

        - Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 as filed with the Commission on April 2, 2001;

        - Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 as filed with the Commission on May 15, 2001;

        - Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 as filed with the Commission on August 6, 2001;

        - Our Current Report on Form 8-K as filed with the Commission on August 8, 2001;

        - Our Current Report on Form 8-K as filed with the Commission on August 14, 2001;

        - Our Current Report on Form 8-K as filed with the Commission on October 11, 2001; and

        - The description of our Common Stock which is contained in our Registration Statement on Form 8-A filed with the Commission on August 21, 1992 pursuant to Section 12 of the Exchange Act, the description of our preferred share purchase rights on Form 8-A filed on October 22, 1998, the description of our zero coupon convertible subordinated debentures on Form S-3 filed on May 6, 1998, and any description of any of our securities which is contained in any registration statement filed after the date hereof under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating any such description.

        You may request a copy of these filings, at no cost, by contacting us at the following address:

Investor Relations
Networks Associates, Inc.
3965 Freedom Circle
Santa Clara, California 95054
Telephone:  (877) 346-3575

        You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front this prospectus.

                                     SUMMARY

        This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, incorporated by reference in this prospectus. You should read the full text of, and consider carefully the more specific details contained in or incorporated by reference into this prospectus. When used in this prospectus, the terms "Networks Associates," "we," "our" and "us" refer to Networks Associates, Inc. and its subsidiaries and not to the selling securityholders.

                               NETWORK ASSOCIATES

        We are a leading supplier of network security and network management solutions. The majority of our revenue has historically been derived from our McAfee anti-virus product group and our Sniffer network availability and performance management product group. These two flagship product groups form the base from which the balance of our product groups has developed.

        In recent years, we have focused our efforts on building a full line of complementary network security and network management solutions. On the network security side, we strengthened our anti-virus lineup by adding complementary products in the firewall, intrusion detection, encryption, and virtual private networking categories. On the network management side, we built upon our Sniffer line by adding products in the help desk, asset management, network monitoring, and network reporting categories. We continuously seek to expand our product lines. In order to more effectively market our products, we have combined complementary products into separate product groups, as follows:

        - McAfee, which primarily markets the McAfee Active Virus Defense product group;

        - Sniffer Technologies, which primarily markets the Sniffer Total Network Visibility product group;

        - PGP Security, which primarily markets the PGP Total Network Security product group and which in the fourth quarter of 2001 will be integrated into our other product groups as described below; and

        - Magic Solutions, which primarily markets the Magic Total Support Desk product group.

        These product groups represent our infrastructure segment. The organization around our product groups is designed to allow us to, among other things, react quickly to customers' changing needs and specialize our sales forces. In addition to our product groups, we also have one publicly-traded subsidiary, McAfee.com. McAfee.com is an applications service provider, or ASP, targeted at consumers and small to medium-sized businesses.

        In the fourth quarter of 2001, we plan to integrate the activities of our PGP product group into our McAfee and Sniffer product groups and other products lines will be sold. The PGP product group in recent quarters has accounted for 7% to 9% of net revenue. Specifically, the PGP VPN, PGPfire (our distributed firewall) for corporate users and the PGP E-Business Server will be marketed and sold as McAfee products. The CyberCop vulnerability assessment technology will be integrated into the Sniffer product line. We will look for buyers for the PGP desktop encryption and Gauntlet firewall product lines. In connection with the PGP integration, we expect, among other things:

- to record a restructuring charge of approximately $9.0 to $11.0 million during the fourth quarter of 2001, consisting primarily of the costs related to severance packages for affected employees and other exit costs;

- expense savings of approximately $50 million in fiscal 2002, primarily in the areas of operating expenses; and

- overall revenue to be adversely impacted in at least the near-term as we integrate some of PGP's security products and seek to sell others.

PRODUCT GROUPS

    MCAFEE

        McAfee's products and services provide solutions designed to enforce anti-virus policies and measure the performance of anti-virus activities. The McAfee product group consists of products and services that provide multi-layer anti-virus protection, management and reporting for desktops, servers, GroupWare, Internet technologies, and wireless technologies. McAfee's services are provided by McAfee's Anti-Virus Emergency Response Team or AVERT. AVERT augments McAfee's product offerings by identifying new viruses and deploying anti-virus solutions to our customers. McAfee customers are primarily corporate customers, including customers in the managed service market, such as ASPs, and managed service providers, or MSPs. Beginning in the fourth quarter of 2001, PGP VPN, PGPfire (our distributed firewall) for corporate users and PGP E-Business Server will be branded and sold as McAfee products.

    SNIFFER TECHNOLOGIES

        Sniffer Technologies' products and services provide customers with network and application management solutions designed to maximize network availability and performance. Sniffer Technologies' products capture data, monitor network traffic and collect key network statistics for computer networks. Sniffer Technologies' products are also designed to optimize network and application performance and increase network reliability by uncovering and analyzing network problems and recommending solutions to such problems, automatically and in real-time for mid-level and high-speed networks. Sniffer Technologies' customers are primarily corporate customers, including customers in the managed service market. Beginning in the fourth quarter of 2001, PGP's CyberCop Scanning tools technology will be integrated into the Sniffer Technologies product group.

    PGP SECURITY

        In the fourth quarter of 2001, as described above, the PGP Security product group will be integrated into the Sniffer and McAfee product groups. The following describes PGP's business prior to this integration. PGP Security's products help organizations worldwide secure their networks using firewall, encryption, intrusion detection, risk assessment and Virtual Private Network or VPN technologies. PGP Security's products include E-Business Server, Gauntlet Firewall, CyberCop Scanner and E-ppliance. PGP Security's services are offered by its vulnerability research team known as COVERT whose mission is to identify and resolve serious customer vulnerabilities before attackers are able to exploit them. PGP Security's customers include individuals, government agencies, financial institutions, and corporations, including e-businesses.

    MAGIC SOLUTIONS

        Magic Solutions' products provide customers with a set of tools to manage their customer support and problem management needs. Magic Solutions' product group consists of products that promote information sharing, facilitate workflow, and improve service delivery. Magic Solutions' customers are primarily corporations.

MCAFEE.COM

        McAfee.com is a security ASP delivering security applications software and related services through an Internet browser. The McAfee.com applications allow users to detect and eliminate viruses on their PCs, repair their PCs from damage caused by viruses, optimize their hard drives and update their PCs' virus protection system with current software patches and upgrades. McAfee.com also offers customers access to McAfee.com Personal Firewall, McAfee.com Wireless Security Center and McAfee.com Internet Privacy Service. McAfee.com's customers include individuals and corporations.

        Under the terms of our licensing agreement with McAfee.com, McAfee.com's business has historically been targeted exclusively at consumers. We recently entered into a reseller agreement with McAfee.com allowing it to expand its product offerings with McAfee.com for Business. McAfee.com for Business is a new website serving the security needs for small and medium-sized businesses delivering managed applications services that allow businesses to provide anti-virus and firewall security for their desktop PCs.

        As of September 30, 2001, we owned 36,000,000 shares of McAfee.com Class B common stock, entitled to three votes per share and representing approximately 79% of McAfee.com's outstanding common stock and 92% of its total voting power.

SALES AND MARKETING

        Our sales and marketing efforts are directed primarily at large corporate and government customers, as well as to resellers, distributors and system integrators worldwide. Our North American direct sales force, constituting the majority of our sales force, is organized by product group. We also have direct sales and support operations in Europe, Asia, South America and Australia. To complement our direct sales efforts, we market many of our products through corporate resellers, distributors, and retailers. In addition, original equipment manufacturers, or OEMs, license our products and bundle them with PC hardware or software.

                                   ----------

        Network Associates' principal executive office is located at 3965 Freedom Circle, Santa Clara, California 95054 and its telephone number is (408) 988-3832.

                               Recent developments

        On October 11, 2001, we announced our operating results for the third quarter ended September 30, 2001. Our third quarter consolidated net revenues were $209.0 and our net loss was 11.3 million, or $(0.08) per diluted shares. In the third quarter of 2000, our consolidated net revenues were $238.7 million with net income of $4.1 million, or $0.03 per share

                                  THE OFFERING

Securities Offered................    $345,000,000 aggregate principal amount of
                                      5.25% Convertible Subordinated Notes due
                                      2006.

Maturity..........................    August 15, 2006, unless earlier converted
                                      or redeemed by us at our option or
                                      repurchased by us at your option.

Interest Rate.....................    5.25% per year. Interest will be payable
                                      semi-annually in arrears on February 15
                                      and August 15 of each year, commencing
                                      February 15, 2002. The initial interest
                                      payment will include accrued interest from August 17, 2001.

Conversion Rights.................    Holders may convert their notes into our
                                      common stock at any time, unless
                                      previously redeemed or repurchased, at a conversion price of $18.07 per share
                                      (equal to a conversion rate of
                                      approximately 55.3403 shares per $1,000
                                      principal amount of notes), subject to
                                      adjustment if some events affecting our
                                      common stock occur.

Redemption of Notes                   We may redeem all or a portion of the
    at Our Option.................    notes for cash at any time on or after
                                      August 20, 2004, at the redemption prices set forth in this prospectus, plus accrued and unpaid interest to, but excluding, the redemption date. We will therefore be required to make six interest payments before being able to redeem any notes.

Sinking Fund......................    None.

Change of Control.................    Upon a change of control of Network
                                      Associates, each holder may require us to purchase all or a portion of its notes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest thereon to, but excluding, the repurchase date, in cash or, at our option, subject to satisfaction of certain conditions, in whole or in part, in our common stock or other applicable securities if we are not the surviving corporation of the change of control transaction.

Events of Default.................    If there is an event of default on the
                                      notes, the principal amount and premium, if any, on the notes plus accrued and unpaid interest to the date of acceleration may be declared immediately due and payable subject to certain conditions set forth in the indenture.
                                      These amounts automatically become due and payable in the case of certain types of bankruptcy or insolvency events of default involving Network Associates.

Subordination.....................    The notes are unsecured and will be
                                      subordinated to all of our existing and
                                      future senior indebtedness, as defined in the indenture, and are pari passu with respect to the $885,500,000 principal amount at maturity of our outstanding Zero
                                      Coupon Convertible Debentures
                                      due 2018 (the "debentures"). The
                                      definition of senior indebtedness for
                                      purposes of the notes initially includes only secured indebtedness of Network
                                      Associates, but at such time as less than $60 million aggregate principal amount at maturity of the debentures remains outstanding, senior indebtedness will include both secured and unsecured obligations of Network Associates. As of September 30, 2001, we had no indebtedness outstanding that would have constituted senior indebtedness (including indebtedness that would only be included within the definition of senior indebtedness at such time as less than $60 million aggregate principal amount at maturity of the debentures remains outstanding). As of September 30, 2001, our subsidiaries had approximately $539 million of indebtedness and other liabilities outstanding, excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles, to which the notes would have been effectively subordinated.

Use of Proceeds...................    We will not receive any proceeds from the
                                      sale by any selling securityholder of the notes or the underlying common stock.

Trading...........................    The notes are eligible for trading in the
                                      PORTAL market.

                                  RISK FACTORS

        Before you invest in the notes or shares of common stock underlying the notes, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase the notes or the shares of common stock underlying the notes. The risks set forth below are not the only risks we face. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of the notes and common stock could decline, and you may lose all or part of your investment.

        Keep these risk factors in mind when you read "forward-looking" statements elsewhere in this prospectus and in the documents incorporated herein by reference. These are statements that relate to our expectations for future events and time periods. Generally, the words "anticipate," "expect," "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements

                       RISKS RELATED TO NETWORK ASSOCIATES

OUR QUARTERLY FINANCIAL RESULTS WILL LIKELY FLUCTUATE.

        Our quarterly operating results have varied greatly in the past and will likely vary greatly in the future depending upon a number of factors. Many of these factors are beyond our control. Our revenues, gross margins and operating results may fluctuate significantly from quarter to quarter due to, among other things:

        - volume, size and timing of new licenses and renewals of existing licenses;

        - our ability to timely and accurately obtain end-user sales information and information related to inventory levels from our distributors;

        - introduction of new products, product upgrades or updates by us or our competitors;

        - our ability to successfully integrate PGP Security's products and technology into our McAfee and Sniffer product groups;

        -  the mix of products we sell;

        -  the size and timing of our non-cash stock-based charges;

        -  changes in product prices by us or our competitors;

        -  trends in the computer industry and general economic conditions;

        -  our ability to develop, market and sell our products;

        - current and future costs or charges related to acquisitions or dispositions of technology or businesses, including our planned disposition of the Gauntlet firewall and our PGP desktop and wireless encryption products;

        - fluctuations in our expenditure levels related to our efforts to expand our international sales organization;

        - our investment experience related to our strategic minority equity investments;

        - the components of our revenue, particularly that portion attributable to our ASP/MSP subscription model, that is deferred;

        - the effectiveness of our channel strategy and our mix of direct and indirect revenues;

        - pressure on employee wages as competition for skilled employees increases; and

        - costs related to extraordinary events including litigation or any reductions in forces.

        Our business is impacted by seasonal trends and global or regional macroeconomic trends. For example, our net revenue is typically higher in the fourth quarter, as many customers complete annual budgetary cycles, and lower in the summer months when many businesses experience lower sales, particularly in the European market. Our European business has been adversely impacted in recent periods primarily because of the continued weakness of the Euro against the dollar. For some time, our business in Asia and Latin America has been adversely impacted by the adverse economic conditions there. Our business in the U.S. and elsewhere may be adversely impacted by customer concerns about weakening economic conditions and longer payment cycles associated with weak economic conditions.

        We have not been profitable for the last two years. In addition to risks we face in operating our business, continued economic weakness in the U.S. and other countries could slow or prevent our efforts to successfully expand internationally and regain profitability.

THE TIMING AND AMOUNT OF OUR REVENUES ARE SUBJECT TO A NUMBER OF FACTORS THAT MAKE IT DIFFICULT TO ESTIMATE OPERATING RESULTS PRIOR TO THE END OF A QUARTER.

        We do not maintain a significant level of backlog. As a result, product revenues in any quarter are dependent on contracts entered into or orders booked and shipped in that quarter. Historically, we have experienced a trend toward higher order receipt, and therefore, a higher percentage of revenue shipments toward the end of the last month of a quarter. This trend makes predicting revenues more difficult.

We market a significant portion of our products to end-users through intermediaries, such as distributors. We recognize revenue on products sold by our distributors when the distributor sells our products to their customers. To determine our business performance at any point in time or for any given period, we must timely and accurately gather sales information from our intermediaries' information systems, at an increased cost to us. Our intermediaries' information systems may be less accurate or reliable than our internal systems. The timing of closing larger orders sold directly to end-users of our products increases the risk of quarter-to-quarter fluctuation. If orders forecasted for a specific customer for a particular quarter are not realized or revenues are not otherwise recognized in that quarter, our operating results for that quarter could be materially adversely affected.

WE FACE RISKS ASSOCIATED WITH THE PLANNED INTEGRATION OF OUR PGP PRODUCT GROUP INTO OUR MCAFEE AND SNIFFER PRODUCT GROUPS.

        In the fourth quarter of 2001, we plan to integrate the activities of our PGP product group into our McAfee and Sniffer product groups with some PGP products being sold. Risks faced by us in conjunction with this planned integration include:

- overall net revenue may be adversely impacted for at least the near-term as we integrate some of PGP's security products and seek to sell other PGP product lines;

- actual restructuring charges in Q4 2001 may exceed our initial estimate of $9.0 to 11.0 million;

- we may not realize our estimated expense savings of approximately $50 million in fiscal 2002 in full or on a timely basis;

- we may experience increased customer dissatisfaction or customer losses as a result of the integration, particularly from customers that license the Gauntlet firewall and PGP desktop and wireless encryption technologies that we plan to sell;

- we may experience difficulty in integrating the PGP technologies and products and the integration could result in delays in the development of new products or enhancements to existing products;

- management's focus on the integration may distract attention from our day-to-day business and may disrupt key research and development, marketing or sales efforts; and

- we may be unable to dispose of the Gauntlet firewall and PGP desktop and wireless encryption technologies on favorable terms, on a timely basis, or at all.

OUR CUSTOMERS MAY CANCEL OR DELAY THEIR PURCHASES OF OUR PRODUCTS, OR IT COULD TAKE LONGER FOR US TO SELL OUR PRODUCTS.

        Our products may be considered to be capital purchases by certain customers or prospective customers. Capital purchases are often discretionary and, therefore, are canceled or delayed if the customer experiences a downturn in its business prospects or as a result of economic conditions in general. As a result of weakening economic conditions, the period of time necessary to sell our products may increase and we may be required to spend more on our sales efforts. Cancellations, delays, longer sales cycles and greater sales expenses could adversely affect our results of operations.

WE SELL OUR PRODUCTS THROUGH A LIMITED NUMBER OF DISTRIBUTORS, WHO MAY NOT VIGOROUSLY MARKET OUR PRODUCTS OR MAY HAVE DIFFICULTY IN TIMELY PAYING FOR PURCHASED PRODUCTS, AND THE LOSS OF A SIGNIFICANT DISTRIBUTOR COULD INTERRUPT THE DISTRIBUTION OF OUR PRODUCTS.

        Our distributors may sell other vendor's products that are complementary to, or compete with, our products. While we encourage our distributors to focus on our products through market and support programs, these distributors may give greater priority to products of other suppliers, including competitors.

        Some of our distributors in the past have, and in the future may, experience financial difficulties worldwide, which may adversely impact our collection of accounts receivable. We regularly review the collectibility and credit worthiness of our distributors to determine an appropriate allowance for doubtful accounts. Our uncollectable accounts could exceed our current or future allowance for doubtful accounts, which would adversely impact our operating results.

        Substantially all of our indirect sales are made through a limited number of distributors. In addition, our agreements with distributors may be terminated by either party without cause. As a result, we may experience a significant interruption in the distribution of our products if one of our significant distributors terminates its distribution agreement. Such an interruption could have an adverse impact on our financial condition, results of operation and cash flow.

WE FACE RISK ASSOCIATED WITH EMPLOYEE RETENTION AND NEW EMPLOYEE ASSIMILATION.

        Many of our employees are located in areas and have skills in fields where there is high worker mobility and work force turnover. The departure of a large number of our employees or a meaningful number of key non-executive employees could have a material adverse impact on many facets of our business, including our ability to develop new products, upgrade existing products, sell our products and provide adequate internal infrastructure. After April 22, 2000, the end of the 12-month lock-up period for options repriced in April 1999, we experienced a larger than normal level of employee departures as many of these employees elected to terminate their employment with us. We anticipate that we will continue to have difficulties in retaining employees because many of our employees hold options to purchase our stock at prices significantly above the current market price for our stock.

        We hired a significant number of new employees in 2000 and the first nine months of 2001 and we may continue to add new employees to fill positions vacated by departing employees and to expand our business. We will face challenges in attracting and assimilating qualified new employees, in particular, in key international markets, such as Japan, the United Kingdom, Germany and other regions. Recently, we hired new heads of our Asia-Pacific, European and Latin American operations. We expect that there may be reduced levels of productivity as these individuals are trained and otherwise adapt to our organization.

PENDING OR FUTURE LITIGATION COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR RESULTS OF OPERATION AND FINANCIAL CONDITION.

        From time to time, we have been subject to litigation, including pending putative class action securities litigation against us, our directors and our officers and pending patent infringement claims. Pending or future litigation could result in substantial costs, could cause the diversion of management's attention and resources and could have a material adverse effect on our business, results of operations, financial condition and cash flow.

WE FACE RISKS RELATED TO ORGANIZING OUR SALES EFFORTS INTO PRODUCT GROUPS.

        To more effectively market our products, we have combined complementary products into separate product groups: McAfee, which markets the McAfee Active Virus Defense product group; Sniffer Technologies, which markets the Sniffer Total Network Visibility product line; PGP Security, which markets the PGP Total Network Security product group; and Magic Solutions, which markets the Magic Total Support Desk product group. This structure is intended to allow us to react faster to customers' needs and to focus each product group's sales force on selling its respective product line and the individual point products contained in those product groups. Our U.S. professional services organization is also organized around our product groups.

        In October 2001, our Board of Directors approved a plan to integrate the activities of our PGP product group into our McAfee and Sniffer product groups and other product lines will be sold. Specifically, the PGP VPN, PGPfire and the PGP E-Business Server will be marketed and sold as McAfee products. The CyberCop technology will be integrated into the Sniffer product line.

         Our customers and potential customers may not respond to this structure and this structure may be unsuccessful due to, among other things:

        - uncertainty and customer dissatisfaction surrounding our shift in focus to our product group strategy, including uncertainty as to our level of support for our combined product groups, previously marketed as one line and integration of our various product groups and related products;

        - customer confusion or irritation related to multiple sales calls from different members of our sales forces;

        - a loss of potential cross selling opportunities and a lack of lead sharing between the separate product groups' sales representatives who are primarily compensated for sales made by them of products within their respective product groups;

        - the possibility that our centralized general and administrative group may be unable to meet on a timely basis or at all each product group's individualized infrastructure and support requirements; and

        - one or more of our product groups may lack sufficient qualified professional services personnel to support its products.

WE COULD EXPERIENCE CUSTOMER AND MARKET CONFUSION DUE TO SIMILARITIES IN THE NAMES USED BY OUR PRODUCT GROUPS AND SUBSIDIARIES.

        Historically, we have spent a significant portion of our total marketing efforts and advertising spending building awareness of the Network Associates name. In more recent periods, our marketing efforts and advertising spending have been focused on building brand awareness at the product group and subsidiary level, rather than at the Network Associates corporate level. This has created and could continue to create confusion in the marketplace and in the investor community. People may be unclear about the relationships between Network Associates and our product groups and our subsidiaries, which often have potentially confusing names and products. For example, our online consumer anti-virus products, our retail and large corporate anti-virus products and our hosted anti-virus products to date have been marketed and sold, respectively, by our publicly traded McAfee.com subsidiary, our retail division which is called McAfee Retail and our McAfee product group.

OUR REVENUES MAY BE ADVERSELY IMPACTED BY OUR SHIFT TO A TWO-YEAR SUBSCRIPTION LICENSE THAT INCLUDES ONLY ONE-YEAR OF MAINTENANCE.

        Historically, our two-year subscription license included two years of maintenance. However, in 2001, we introduced two-year subscription licenses that include the first year of maintenance. During the first year of the subscription license, the customer has the option to purchase the second year of maintenance. We believe this new offering allows the customer greater flexibility in selecting the appropriate level of maintenance support. However, if customers delay the purchase of their second year of maintenance support, this could adversely affect our near term revenue and cash flows.

COMPETITORS MAY INCLUDE PRODUCTS SIMILAR TO OURS IN THEIR HARDWARE OR SOFTWARE AND RENDER OUR PRODUCTS OBSOLETE.

        Vendors of hardware and of operating system software or other software (such as firewall or e-mail software) may enhance their products or bundle separate products to include network security and management software similar to our products. The widespread inclusion of products that perform the same or similar functions as our products within computer hardware or other software could render our products obsolete and unmarketable. Furthermore, even if these incorporated products are inferior or more limited than our products, customers may elect to accept the incorporated products rather than purchase our products. If we are unable to develop new network security and management products to further enhance operating systems or other software and to successfully replace any obsolete products, our business could suffer.

WE EXPECT SIGNIFICANT STOCK-BASED COMPENSATION CHARGES.

        We expect to incur stock-based compensation charges related to employee options repriced in April 1999. The size of these charges could be significant depending on movements in the market value of our common stock and, in some cases, the market value of McAfee.com common stock. We may also incur additional stock-based compensation charges related to executive compensation arrangements.

WE HAVE RECENTLY EXPERIENCED SIGNIFICANT CHANGES IN SENIOR MANAGEMENT.

        On January 3, 2001, our board of directors appointed George Samenuk as our chief executive officer and president. Mr. Samenuk was also subsequently named chairman of our board. On December 26, 2000, the Company announced that Peter Watkins would leave as president and chief operating officer effective December 31, 2000, and William Larson and Prabhat Goyal, our then chief executive officer and chief financial officer, respectively, would leave their positions upon the appointment of the new chief executive officer. After leaving their positions Messrs. Larson, Watkins and Goyal agreed to continue serving the Company as special advisors for one year. In April 2001, Stephen C. Richards was hired as our new executive vice president and chief financial officer. We recently hired new heads of our Asia-Pacific, European and Latin American operations. In October 2001, Zachary Nelson, who was recently named our chief strategy officer, left that position but he will continue to serve as a special advisor to the Company through October 2002.

        We intend to continue to add new members to senior management, particularly in the international market. Changes in management may be disruptive to our business and may result in the departure of existing employees and/or customers. It may take significant time to locate, retain and integrate qualified management personnel. It may take significant time to integrate recently hired senior management personnel, who may ultimately be unable to effectively work together.

OUR MANAGEMENT AND TECHNICAL PERSONNEL ARE CRITICAL TO OUR BUSINESS, THESE INDIVIDUALS MAY NOT REMAIN WITH US IN THE FUTURE.

        Our ability to achieve our revenue and operating performance objectives will depend in large part on our ability to attract and retain technically qualified and highly skilled sales, consulting, technical, marketing and management personnel. These individuals are not typically subject to an employment agreement or non-competition agreement. Competition for these employees is intense and is expected to remain so for the foreseeable future. We have seen upward pressure on wages as a result of this intense competition for employees, which could cause an increase in our operating expenses. We may not be successful in retaining our existing key personnel and in attracting and retaining the personnel we require, and our failure to retain and hire key employees could adversely affect our business and operating results. Additions of new, and departures of existing, employees, particularly in key positions, can be disruptive and can result in departures of existing employees, which could adversely affect our business.

COMPUTER "HACKERS" MAY DAMAGE OUR PRODUCTS AND SERVICES.

        Due to our high profile in the security software market, we have been a target of computer hackers who have, among other things, created viruses to sabotage or otherwise attack our products and services, including our various websites. A number of websites have been subject to denial of service attacks, where a website is bombarded with information requests eventually causing the website to overload, which causes a delay or disruption of service. If successful, any of these events could damage users' computer systems. In addition, since we do not control diskette duplication by distributors or our independent agents, diskettes containing our software may be infected with viruses.

WE DEPEND ON REVENUE FROM OUR FLAGSHIP ANTI-VIRUS AND SNIFFER PRODUCTS.

        We have historically derived a majority of our net revenues from our flagship McAfee anti-virus software products and Sniffer network fault and performance management products. These products are expected to continue to account for a significant portion of our net revenues for the foreseeable future. Because of this concentration of revenue, our business could be harmed by a decline in demand for, or in the prices of, these products as a result of competition, technological change, a change in our pricing model, inclusion of anti-virus or network management and analysis software as a standard part of hardware or operating system software or other software, or a maturation in the markets for these products.

WE FACE RISKS ASSOCIATED WITH PAST AND FUTURE TRANSACTIONS.

        Our industry has experienced, and is expected to continue to experience, a significant amount of consolidation. As part of our growth strategy, we may buy or make investments in complementary companies, products and technologies. Since 1995 we have completed a large number of significant acquisitions involving both public and private companies including the acquisition of CyberMedia and Dr. Solomon in 1998 and Network General and PGP in 1997. We and McAfee.com have also completed a number of smaller acquisitions and we have acquired a number of our international distributors.

        The integration of an acquired company or technology involves a complex, time consuming and expensive process. Following any acquisition, we must operate as a combined organization utilizing common information communication systems, operating procedures, financial controls and human resource practices. In order to successfully integrate our completed and other potential acquisitions, we may need to, among other things, successfully:

        -  attract and retain key management and other personnel;

        - integrate the acquired products into our product offerings both from engineering and sales and marketing perspective;

        - integrate and support preexisting supplier, distribution and customer relationships;

        -  coordinate research and development efforts;

        -  integrate sales forces; and

        -  consolidate duplicate facilities.

        The difficulties of integrating an acquired company may be exacerbated by the geographic distance between the companies, the complexity of the technologies and operations being integrated, and the disparate corporate cultures being combined. Successful acquisitions may be more difficult to accomplish in the high technology industry than in other industries, and will require the dedication of our management resources. Management's focus on the integration of operations may distract attention from our day-to-day business, and may disrupt key research and development, marketing or sales efforts. In addition, it is common in the technology industry for aggressive competitors to attract customers and recruit key employees away from companies during the integration phase of an acquisition.

        We have made a number of venture and minority investments in private and publicly-traded companies with complementary products, services and technologies. As of September 30, 2001, the minority venture investments we continue to hold totaled $1.2 million at estimated fair value. The $1.2 million in minority venture investments include investments in public and private companies, amounting to $1.0 million and $200,000, respectively. We classify our investments in public companies in short-term marketable securities and classify our investments in private companies in other long-term assets. In the third quarter of 2001, we recorded a $1.0 million impairment charge in connection with these investments. For the nine months ended 2001, we recorded a $19.1 million impairment charge in connection with these investments. We plan to continue investing and may make acquisitions of other strategic investments in the future.

        Our available cash and securities may be used to buy or invest in companies or products, which could result in significant acquisition-related charges to earnings and dilution to our stockholders. Moreover, if we buy a company, we may have to incur or assume that company's liabilities, including liabilities that are unknown at the time of acquisition, which may result in a material adverse effect on us.

WE WILL EXPERIENCE SIGNIFICANT AMORTIZATION CHARGES AND FACE THE RISK OF FUTURE NON-RECURRING CHARGES IN THE EVENT OF IMPAIRMENT.

In connection with our previous acquisitions accounted for under the purchase method of accounting, until we adopt the new Statements of Financial Accounting Standards No. 142 (SFAS 142) "Goodwill and Other Intangible Assets," we will experience significant charges related to the amortization of purchased goodwill. We will continue to experience significant charges related to amortization of technology. In addition, if we determine that purchased technology and goodwill are impaired, we will be required to take a related non-recurring charge to earnings. For the three and nine months ended September 30, 2001, our amortization expense related to purchased technology and goodwill was $15.5 million and $48.0 million, respectively. We plan to adopt SFAS 142 beginning in fiscal 2002 at which time our goodwill will no longer be amortized but instead reviewed at least annually for impairment.

WE MAY BE REQUIRED TO USE A LARGE PORTION OF OUR CASH BALANCES, ISSUE A SIGNIFICANT AMOUNT OF OUR COMMON STOCK OR INCUR ADDITIONAL INDEBTEDNESS IN CONNECTION WITH THE REPURCHASE OF OUR OUTSTANDING DEBENTURES.

    On February 13, 1998, we issued zero coupon debentures, which have an aggregate face amount at maturity of $885.5 million and generated net proceeds to us of approximately $337.6 million (after deducting fees and expenses). The initial price for the debentures was $391.06 per $1,000 of principal amount at maturity. At the option of the holder, we are required to repurchase the debentures as of February 13, 2003, February 13, 2008 and February 13, 2013 at purchase prices equal to the initial issue price plus the accretion of original issue discount on the debentures to such dates (or $494.52, $625.35 and $790.79 per $1,000 of principal amount at maturity, respectively). In the case of such a required repurchase, at our option, we may pay the aggregate repurchase price in cash, shares of our common stock or a combination of cash and common stock. The number of shares of common stock so issued by us would be based on the fair value of our common stock at the time of any required repurchase. On the same dates and at the same repurchase prices, we may at our option redeem the outstanding debentures for cash. As of September 30, 2001, our aggregate cash, cash equivalents and marketable securities were approximately $956.8 million, including $89.0 million held by McAfee.com. In the quarter ended September 30, 2001, we repurchased zero coupon debentures, which had an aggregate face amount at maturity of $140.0 million, at a net price of $442.50 per $1,000 of principal amount at maturity. Assuming that as of February 13, 2003 all currently outstanding zero coupon debentures are redeemed the aggregate redemption price would equal approximately $368.6 million.

        In anticipation of any repurchase or optional redemption of the debentures, we may issue additional indebtedness other than the notes to pay all or a portion of the repurchase or redemption price. This indebtedness may be issued in a greater amount than, or on terms less favorable than, the outstanding debentures.

OUR HARDWARE BASED PRODUCTS FACE MANUFACTURING, SUPPLY, INVENTORY, LICENSING AND OBSOLESCENCE RISKS.

        Some of our Sniffer products and E-ppliance products include, in addition to our software, a hardware platform as well as software licensed from other companies. We expect the number of our hardware-based products to increase as, among other things, the data rate in computer networks increases, making a software-only solution a less viable solution. Third-party manufacturers do the manufacturing of these products under contract for us. Reliance on third-party manufacturers involves a number of risks, including the lack of control over the manufacturing process and the potential absence or unavailability of adequate capacity. In the event that any third party manufacturers cannot or will not continue to manufacture our products in required volumes, on a cost-effective basis, in a timely manner or at all, we will have to secure additional manufacturing capacity. Even if such additional capacity is available at commercially acceptable terms, the qualification process could be lengthy and could create delays in product shipments.

        Our hardware-based products contain critical components supplied by a single or a limited number of third parties. We have been required to purchase certain computer platforms around which we design our network fault and performance management products to ensure an available supply of these products for our customers. Any significant shortage of these platforms or other components or the failure of the third-party supplier to maintain or enhance these products could lead to cancellations of customer orders or delays in placement of orders.

        Some of our hardware-based products incorporate licensed software, such as operating system software. Our ability to successfully market these products depends on our ability to obtain reasonably priced licenses from third-party software providers, as well as on our ability to successfully integrate our hardware and software with this third party.

        Hardware based products may face greater obsolescence risks than software products. If our hardware products are not easily upgradable to meet future market needs, they may become obsolete. In addition to lost future sales, we could incur losses or other charges in disposing of obsolete inventory, both of which could also materially adversely affect our results of operations.

WE FACE RISKS RELATED TO OUR APPLICATION SERVICE PROVIDER STRATEGY.

        With our ASP or hosted products and services, customers "rent versus buy" the software. For example, McAfee.com is dedicated to updating, upgrading and managing PCs over the Internet for consumers and small to medium-sized businesses. This web-based model is a relatively new concept, and there is a risk that our ASP products and services may fail to gain market acceptance. The growth, market acceptance and ultimate profitability of our ASP services is highly uncertain and subject to a number of factors, including:

        - our ability to successfully adapt existing products or develop new or enhanced products that operate in a fast, secure and reliable manner over the Internet;

        - increased expenditures associated with the creation of a new business or delivery platform, such as product development, marketing and technical and administrative support;

        -  the introduction of new products by third-party competitors;

        - potential unwillingness of customers to pay for ASP subscription-based products and services and our ability to properly price our products and services to generate the greatest revenue opportunities;

        -  our ability to cost effectively offer our ASP products and services;

        - reluctance by businesses and consumers to change their software purchasing behavior in favor of services hosted on our, or third-party, servers; and

        - concerns of businesses and consumers about whether the Internet is fast, reliable and secure enough to deliver critical network security and availability services effectively.

        Our corporate ASP services were historically offered through our myCIO.com subsidiary. In the first quarter of 2001 we reintegrated the operations of myCIO.com with our own.

OUR MANAGED SERVICE PROVIDER STRATEGY EXPOSES US TO RISKS IN ADDITION TO THOSE GENERALLY EXPERIENCED AS AN ASP.

        We also make our hosted products and services available over the Internet in what we refer to as a managed environment. These MSP solutions differ from our ASP solutions, among other ways, in that our solutions are customized to service a specific customer's needs and are monitored and updated by networking professionals for that customer. To successfully offer MSP services we must:

        -  effectively monitor and customize each customer's managed services;

        - attract and retain qualified networking professionals to manage customer accounts; and

        - effectively price our products and services to account for the higher costs associated with selling managed services.

        We also allow intermediaries, such as Internet Service Providers, to sell and host our products and services in a managed environment. This MSP reseller strategy exposes us to additional risks:

        - we must select, train and maintain qualified and financially stable MSP resellers;

        - it is more difficult for us to ensure customer satisfaction as we do not have direct customer contact and we rely on our resellers to timely and properly customize and administer our products and services;

        - we must develop and maintain mutually satisfactory revenue sharing arrangements with our MSP resellers; and

        -  our MSP resellers may compete with our own MSP efforts.

WE MAY EXPERIENCE HIGHER OVERALL REVENUE IN THE NEAR-TERM BUT LOWER FUTURE RECURRING REVENUE DUE TO POSSIBLE INCREASED LEVELS OF PERPETUAL LICENSE SALES.

        We may experience an increase in the number of, and amount of, our net revenue attributable to our sale of perpetual software licenses and hardware. Under a perpetual license, a customer purchases the base-line software and subsequently acquires software upgrades and updates. In contrast, under a time-based license model, customers license the software, including upgrades and updates, for a specified period of time. At the end of the initial license period, the customer must renew its software time-based license to use our software. Sales of perpetual licenses typically result in significantly higher up-front revenue and lower recurring and future revenues as the sales price for upgrades and updates tends to be significantly lower than that of a perpetual license. Factors which may contribute to this increase in perpetual sales include greater sales of hardware-based Sniffer and E-ppliance products where software is bundled onto the hardware platform and a general customer preference for perpetual licenses. To offset potential reductions in future revenue, among other things, it will be incumbent upon us to introduce new software products for sale and we may elect to unbundle some of the products previously offered by us on a bundled subscription basis.

WE FACE RISKS RELATED TO OUR RELATIONSHIP WITH MCAFEE.COM.

        We have entered into various inter-company arrangements. At September 30, 2001, we owned 36,000,000 shares of McAfee.com's Class B common stock, which is generally entitled to three votes per share and converts to shares of McAfee.com Class A common stock if sold by us to a third party. McAfee.com Class A common stock is entitled to one vote per share. At September 30, 2001, our McAfee.com holdings represented approximately 79% of McAfee.com's outstanding capital stock and approximately 92% of its total voting power.

        Pursuant to our cross license agreement with McAfee.com, we have licensed all our technology to McAfee.com for use in the markets specified below and McAfee.com has licensed its technology to us for our use outside of McAfee.com's markets. Under our license and other agreements with McAfee.com, among other things:

        - subject to the reseller agreement described below, McAfee.com has the exclusive right to use the licensed technology for providing single-user consumer licenses for our products and services sold over the Internet or for Internet-based products and licensing the technology to original equipment manufacturers for sale to individual consumers;

        - we are permitted to continue to sell our consumer products through non-online channels, such as traditional retail stores, however McAfee.com's sales of online products and services could significantly reduce sales of these products;

        - we may not offer a product incorporating third-party technology if those products are competitive with products offered by McAfee.com;

        - McAfee.com is required to pay us a license fee of 7% of net revenue derived from product sales that include the licensed technology;

        - the license agreement is perpetual and may only be terminated by us if McAfee.com fails to cure a material breach of the license within 30 days after we notify it of the breach, subject to mandatory dispute resolution prior to the effectiveness of any proposed termination;

        - we are required to indemnify McAfee.com with respect to existing litigation related to the licensed technology to which we are a party;

        - generally, we are required to cause to be elected to the McAfee.com board of directors at least two independent directors, which term would exclude any serving Network Associates officer or director; and

        - if, without the prior approval of our continuing directors (being our current directors and directors approved or not objected to by our current directors), someone acquires 15% or more of our outstanding capital stock or our continuing directors cease to constitute a majority of our board (1) we are required to vote our shares of McAfee.com common stock and otherwise seek to cause the McAfee.com board of directors to consist of at least a majority of independent directors and (2) our shares of McAfee.com Class B common stock will be entitled to only one vote per share instead of three.

        In March 2001, we entered into reseller agreements with McAfee.com. Under these agreements, McAfee.com may resell our products to business customers, except in Japan, and, in certain countries, we may sell McAfee.com products to OEMs and end-users directly or through ASPs.

WE MUST ADAPT TO THE RAPIDLY CHANGING BUSINESS ENVIRONMENT BROUGHT ON BY THE WIDESPREAD USE OF THE INTERNET.

        We utilize the Internet and depend on its functionality and reliability in many parts of our business, including sales, distribution and support of our products. There are still many uncertainties regarding many facets of the Internet, including reliability, security, access, tax, government regulation and cost. We also run the risk of not adapting to the latest changes in the Internet, which could affect our business operations. If continued growth of the Internet does not develop at the pace we expect, our operating results could be adversely affected.

OUR MARKET IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE; WE FACE RISK ASSOCIATED WITH PRODUCT DEVELOPMENT.

        The network security and management market is highly fragmented and characterized by ongoing technological developments, evolving industry standards and rapid changes in customer requirements. Our success will depend on our ability to:

        - offer a broad range of network security and management software products;

        -  continue to enhance existing products and expand product offerings;

        - develop and introduce in a timely manner new products with technological advances;

        -  respond promptly to new customer requirements;

        -  comply with evolving industry standards without delays in compliance;

        -  provide upgrades and updates to users frequently and at low cost; and

        - remain compatible with popular operating systems such as Windows 98, Windows 2000, Windows NT, and NetWare, and develop products that are compatible with new or otherwise emerging operating systems, including the introduction of Windows XP.

        We may not be able to successfully develop and market, on a timely basis, enhancements to our existing products or new products. Our product enhancements or new products may not adequately address the changing needs of the marketplace. New products with new technological capabilities could replace or shorten the life cycle of our products or cause our customers to defer or cancel purchases of our existing products.

        We may continue to experience delays in software development as we have at times in the past. Complex software products like ours may contain undetected errors or version compatibility problems, particularly when first released, which could delay or cost us market acceptance. For example, our anti-virus software products have in the past falsely detected viruses that did not actually exist. Difficulties and delays associated with new product introductions, performance or enhancements could have a material adverse effect on our business, financial condition and results of operation.

        In the fourth quarter of 2001, we plan to integrate a number of PGP Security products and technologies into our McAfee and Sniffer product groups. We may be unsuccessful in integrating these technologies and the integration process could delay the development and enhancement of new and existing products.

        Our product development efforts are impacted by the adoption or evolution of industry standards. For example, no uniform industry standard has developed in the market for encryption security products. As industry standards are adopted or evolve, we may have to modify existing products or develop and support new versions of existing products. In addition, if no industry standard develops, our products and our competitors' products could be incompatible, which could prevent or delay overall development of the market for a particular product. If our products fail to comply with existing or evolving industry standards in a timely fashion, our business, results of operation and financial condition could be materially and adversely affected.

        Our long-term success depends on our ability to upgrade and update existing product offerings, modify and enhance acquired products and introduce new products which meet our customers' needs. Future upgrades and updates may include additional functionality, respond to user problems or address compatibility problems with changing operating systems and environments. We believe that our ability to provide these upgrades and updates frequently and at low costs is key to our success. For example, the proliferation of new and changing viruses makes it imperative to update anti-virus products frequently to avoid obsolescence. Failure to release upgrades and updates could have a material adverse effect on our business, results of operations and financial condition. We may not be successful in these efforts. In addition, future changes in Windows 98, Windows 2000, Windows NT, NetWare or other popular operating systems, could cause compatibility problems with our products. Further, delays in the introduction of future versions of operating systems or lack of market acceptance of these future versions would delay or reduce demand for our future products which were designed to operate with these future operating systems. Our failure to introduce in a timely manner new products that are compatible with operating systems and environments preferred by desktop computer users would have a material adverse effect on our business, results of operation and financial condition.

IF THE NETWORK MANAGEMENT AND NETWORK SECURITY MARKETS DO NOT EVOLVE AS WE ANTICIPATE, OUR BUSINESS COULD SUFFER.

        The markets for our network management and network security products are evolving, and their growth depends upon broader market acceptance of this software, including help desk software. Although the number of PCs attached to large-area networks has increased dramatically, the network management and network security markets continue to be emerging markets. These markets may not continue to develop or may not develop rapidly enough to benefit our business significantly. In addition, there are a number of potential approaches to network management and network security, including the incorporation of management and security tools into network operating systems. Therefore, even if network management and network security tools gain broader market acceptance, potential purchasers may not select our products. To the extent that either the network management or network security market does continue to develop, we expect that competition will increase.

WE ARE SUBJECT TO INTENSE COMPETITION IN THE NETWORK MANAGEMENT AND SECURITY MARKETS AND WE EXPECT TO FACE INCREASED COMPETITION IN THE FUTURE.

        The markets for our products are intensely competitive and we expect competition to increase in the near-term. We believe that the principal competitive factors affecting the markets for our products include:

        -  performance;

        -  functionality;

        -  quality;

        -  customer support;

        -  breadth of product group;

        -  frequency of upgrades and updates;

        -  integration of products;

        -  manageability of products;

        -  brand name recognition;

        -  reputation; and

        -  price.

        We may be unable to compete effectively against existing and potential competitors. Some of our competitors have longer operating histories, greater name recognition, larger technical staffs, established relationships with hardware vendors and/or greater financial, technical and marketing resources. These factors may provide our competitors with an advantage in penetrating the market with their network security and management products. As is the case in many segments of the software industry, we have been encountering, and we expect to further encounter, increasing competition. This increased competition could reduce average selling prices and, therefore, profit margins. Competitive pressures could result not only in price reductions but also in a decline in sales volume, which could cause our business to suffer.

        Performance and quality of our anti-virus software products are measured by number and type of viruses detected, the speed at which the products run and ease of use. Our principal competitor in the anti-virus market serviced by our McAfee product groups and McAfee.com is the Peter Norton Group of Symantec. Trend Micro remains the strongest competitor in the Asian anti-virus market. Other competitors include numerous smaller companies and shareware authors that may in the future develop into stronger competitors or be consolidated into larger competitors.

        Our principal competitors in the security market vary by product type. For firewalls, our principal competitors include CheckPoint, Symantec, and larger companies such as Cisco Systems and Microsoft. For intrusion detection products, we compete with ISS, Symantec and Cisco. The markets for encryption and virtual private network, or VPN, products are highly fragmented with numerous small and large vendors. Public key infrastructure, or PKI, encryption vendors such as Entrust Technologies offer some products that compete with our PGP products. VPN competitors include hardware and software vendors, including telecommunications companies and traditional networking suppliers.

        Our principal competitor in the network management market is Agilent. Other competitors include Cisco, Computer Associates, Compuware, Concord Communications, DeskTalk Systems, GN Nettest, Network Instruments, Radcom Technologies, Shomiti Systems and Acterna Corporation.

        Our principal competitors in the help desk market are Computer Associates, FrontRange Solutions, Peregrine and Remedy.

        We also face competition from large software companies such as Microsoft, Intel, Novell and HP, which may offer network security and management products as enhancements to their operating system.

        Finally, as the network management market develops, we may face increased competition from a number of large companies, as well as other companies seeking to enter the market. The trend toward enterprise-wide network management and security solutions may result in a consolidation of the network management and security market around a smaller number of companies who are able to provide the necessary software and support capabilities.

WE NEED TO EXPAND AND DEVELOP AN EFFECTIVE PROFESSIONAL SERVICES ORGANIZATION; WE RELY ON THIRD-PARTY PROFESSIONAL SERVICES.

        As our products and computer networks in general increase in complexity, customers require greater professional assistance to design, install, configure and implement our products. To date, we have relied on our limited professional services capabilities and increasingly on outside professional service providers, including our distributors, resellers and system integrators. These third party service providers may provide inadequate levels of professional services. Moreover, reliance on these third parties places a greater burden on them and reduces our ability to control and establish standards for providing these support services. Our reliance on these third parties could delay our recognition of product revenue, harm our relationships or reputation with these third parties or the end users of our products or result in decreased future sales of, or prices for, our products.

        The failure to develop and maintain an effective professional services organization could have a material adverse effect on our business. To more effectively service our customers' evolving needs, we intend to significantly expand and develop our worldwide professional services organization. We may not succeed in these efforts. Effectively expanding and developing our professional services organization will require that we hire and train more service professionals who must be continually trained and educated to ensure that they possess sufficient technical skills and product knowledge. The market for qualified professionals is intensely competitive, making hiring and retention difficult. We expect significant competition in this market from existing providers of professional services and future entrants. We must also properly price our services to attract customers, while maintaining sufficient margins for these services. We therefore expect that we will have lower profit margins on our service revenues. In addition, we reorganized our U.S. professional services organization, in part, to enable the professional services organization to become more specialized on individual products and product groups. As a result, a particular product group may have insufficient qualified personnel to perform its professional services needs as there will no longer be a "pool" of professional services personnel from which to draw. A product group's lack of sufficient professional services personnel could lead to customer dissatisfaction, missed revenue opportunities and a loss of future business.

WE RELY ON THE CONTINUED PROMINENCE OF MICROSOFT TECHNOLOGY.

        Although we intend to support other operating systems, our mission is to be the leading supplier of network security and management products for Windows NT/Intel based networks. Sales of our products would be materially and adversely affected by market developments that are adverse to the Windows operating environments, including the failure of users and application developers to accept Windows NT. In addition, our ability to develop products using the Windows operating environments is dependent on our ability to gain timely access to, and to develop expertise in, current and future developments by Microsoft, including the introduction of Windows XP. We may not be able to gain the necessary access from Microsoft to its product development.

WE MAY FAIL TO SUPPORT OPERATING SYSTEMS WHICH SUCCESSFULLY COMPETE WITH MICROSOFT'S TECHNOLOGY, INCLUDING COMPETING VERSIONS OF THE UNIX OPERATING SYSTEM.

        We are expanding our product support to include the Unix operating system and the Linux operating system. Sales of our products could be materially and adversely impacted by our failure to support those versions of the Unix operating system or competing operating systems that receive broad market acceptance. The Unix system encompasses many separate operating systems of which we only support a few, including for example, Sun Microsystems' Solaris Unix operating system.

WE MUST EFFECTIVELY MANAGE OUR GROWTH.

        Our business has grown both internally and through acquisitions. This growth has placed, and any future growth would continue to place, a significant strain on our limited personnel, management and other resources. Our ability to manage any future growth, particularly with the anticipated expansion of our international business and our ASP businesses, and growth in distribution business, will require us to:

        - attract, train, retain, motivate and manage new employees successfully;

        -  effectively integrate new employees into our operations; and

        - continue to improve our operational, financial, management and information systems and controls.

        If we continue to grow, our management systems currently in place may be inadequate or we may not be able to effectively manage this growth. We are currently investing in our Internet infrastructure in anticipation of expected growth from the Internet, which may fail to materialize.

WE RELY HEAVILY ON OUR INTELLECTUAL PROPERTY RIGHTS WHICH OFFER ONLY LIMITED PROTECTION AGAINST POTENTIAL INFRINGERS; WE MAY FACE LITIGATION RELATED TO OUR PROPRIETARY TECHNOLOGY AND RIGHTS.

        Our success depends significantly upon our proprietary software technology. We rely on a combination of contractual rights, trademarks, trade secrets, patents and copyrights to establish and protect proprietary rights in our software. However, these protections may be inadequate or competitors may independently develop technologies or products that are substantially equivalent or superior to our products. We do not typically obtain signed license agreements from our corporate, government and institutional customers who license products directly from us. Rather, we include an electronic version of a "shrink-wrap" license in all of our electronically distributed software and a printed license in the box for our products distributed through traditional distributors in order to protect our copyrights and trade secrets in those products. Since the licensee has not signed any of these licenses, many legal authorities believe that such licenses may not be enforceable under the laws of many states and foreign jurisdictions. In addition, the laws of some foreign countries either do not protect these rights at all or offer only limited protection for these rights. The steps taken by us to protect our proprietary software technology may be inadequate to deter misuse or theft of this technology. For example, we are aware that a substantial number of users of our anti-virus products have not paid any registration or license fees to us. Changing legal interpretations of liability for unauthorized use of our software, or lessened sensitivity by corporate, government or institutional users to avoiding infringement of intellectual property, could have a material adverse effect on our business, results of operations and financial condition.

        There has been substantial litigation regarding the intellectual property rights of technology companies. The increased issuance of software patents in recent years has led to and is likely to continue to lead to increased patent and intellectual property litigation in the software industry. In the past we have been, and we currently are, subject to litigation related to our intellectual property. We may also be subject to litigation in connection with our advertising and marketing programs. Although we intend to defend ourselves vigorously against claims asserted against us in the foregoing actions or matters, developments arising out of this pending litigation or any other litigation to which we are or may become a party could have a material adverse effect on our business, results of operation and financial condition. Adverse determinations in litigation could:

        -  result in the loss of our proprietary rights;

        - subject us to significant liabilities, including monetary liabilities;

        -  require us to seek licenses from third parties; or

        -  prevent us from manufacturing or selling our products.

        The litigation process is subject to inherent uncertainties and we may not prevail in these matters, or we may be unable to obtain licenses with respect to any patents or other intellectual property rights that may be held valid or infringed upon by our products or us. Uncertainties inherent in the litigation process include, among other things, the complexity of the technologies involved, potentially adverse changes in the law and discovery of facts unfavorable to us.

        In addition, as we may acquire a portion of software included in our products from third parties, our exposure to infringement actions may increase because we must rely upon such third parties as to the origin and ownership of any software being acquired. Similarly, exposure to infringement claims will increase to the extent that we employ or hire additional software engineers previously employed by competitors, notwithstanding measures taken by these competitors to protect their intellectual property. In the future, litigation may be necessary to enforce and protect trade secrets and other intellectual property rights that we own. We may also be subject to litigation to defend against claimed infringement of the rights of others or determine the scope and validity of the proprietary rights of others. This litigation could be costly and cause diversion of management's attention, either of which could have a material adverse effect on our business, results of operations and financial condition.

OUR INTERNATIONAL OPERATION SUBJECT US TO FOREIGN CURRENCY FLUCTUATIONS AND OTHER INHERENT RISKS RELATED TO DOING BUSINESS IN FOREIGN COUNTRIES.

        For the three months ended September 30, 2001 and 2000, net revenue from international sales represented approximately 34%, and 33%, respectively, of our net revenue. Historically, we have relied upon independent agents and distributors to market our products internationally. We expect that international revenue will continue to account for a significant percentage of net revenue and we have announced our intention to focus on international growth. We also expect that a significant portion of this international revenue will be denominated in local currencies. To reduce the impact of foreign currency fluctuations, we use non-leveraged forward currency contracts. However, our future results of operations may be adversely affected by currency fluctuations or by costs associated with currency risk management strategies. Other risks inherent in international revenue generally include:

        -  the impact of longer payment cycles;

        -  greater difficulty in accounts receivable collection;

        -  unexpected changes in regulatory requirements;

        - seasonality due to the slowdown in European business activities during the third quarter;

        -  tariffs and other trade barriers;

        -  export restrictions on our encryption and other security products;

        - uncertainties relative to regional economic circumstances including the continued economic weakness in Asia;

        - political instability in emerging markets and difficulties in staffing;

        -  hiring and retaining key international employees; and

        -  managing foreign operations.

        These factors may have a material adverse effect on our future international license revenue. Further, in countries with a high incidence of software piracy, we may experience a higher rate of piracy of our products.

        In addition, a portion of our international revenue is expected to continue to be generated through independent agents. Since these agents are not our employees and are not required to offer our products exclusively, they may discontinue marketing our products entirely. Also, we may have limited control over these agents, limited access to the names of the customers to whom these agents sell products and limited knowledge of the information provided by, or representations made by, these agents to customers.

FALSE DETECTION OF VIRUSES AND ACTUAL OR PERCEIVED SECURITY BREACHES COULD ADVERSELY AFFECT OUR BUSINESS.

        Our anti-virus software products have in the past and may at times in the future falsely detect viruses that do not actually exist. These false alarms, while typical in the industry, may impair the perceived reliability of our products and may therefore adversely impact market acceptance of our products. In addition, we have in the past been subject to litigation claiming damages related to a false alarm, and similar claims may be made in the future. In addition, an actual or perceived breach of network or computer security at one of our customers, regardless of whether the breach is attributable to our products, could adversely affect the market's perception of our security products. This could adversely affect our business, results of operations and financial condition.

OUR CRYPTOGRAPHY TECHNOLOGY IS SUBJECT TO EXPORT RESTRICTIONS AND MAY BECOME OBSOLETE.

        All of our products are subject to the U.S. Export Administration Regulations, governed by the U.S. Department of Commerce. Certain of our network security products, technology and associated technical assistance, particularly products and technology incorporating encryption, may be subject to export restrictions. Recent changes to U.S. laws enable Network Associates to export more products without restrictions; however, certain products still may not be exported to foreign customers without prior approval from the U.S. government. The list of products and end users for which export approval is required, and the regulatory policies with respect thereto, are subject to revision by the U.S. government at any time. The cost of compliance with U.S. and international export laws and changes in existing laws could affect our ability to sell certain products in certain markets, and could have a material adverse effect on our international revenues.

        In addition, some of our network security products are dependent on the use of public key cryptography technology. This technology depends in part upon the application of certain mathematical principles known as factoring and discrete logarithms. The security afforded by public key cryptography technology is based on our belief that the factoring of large prime numbers and solving the discrete log problem is not computationally practical. Should an easy factoring method be developed or the discrete log problem be solved, the security afforded by encryption products using public key cryptography technology would be reduced or eliminated. Furthermore, any significant advance in techniques for attacking cryptographic systems could also render some or all of our existing products and services obsolete or unmarketable. Moreover, the cryptographic algorithms used in our products can theoretically be solved by computer systems significantly faster and more powerful than those presently available. If these improved techniques for attacking cryptographic systems were ever developed, our business would be adversely affected.

PRODUCT LIABILITY CLAIMS ASSERTED AGAINST US IN THE FUTURE COULD ADVERSELY AFFECT OUR BUSINESS.

        Our network security and management software products are used to protect and manage computer systems and networks that may be critical to organizations. As a result, our sale and support of these products involves the risk of potential product liability and related claims. Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in these license agreements may not be effective under the laws of certain jurisdictions, particularly in circumstances involving unsigned licenses. A product liability claim brought against us could have a material adverse effect on our business, results of operations and financial condition.

WE FACE RISKS ASSOCIATED WITH U.S. GOVERNMENT CONTRACTING.

        We are currently engaged in several research and development contracts with agencies of the U.S. government. We believe that the willingness of these government agencies to enter into future contracts with us will in part be dependent upon our continued ability to meet their expectations.

        Minimum fee awards for companies entering into government contracts are generally between 3% and 7% of the costs incurred by them in performing their duties under the related contract. However, these fee awards may be as low as 1% of the contract costs. Furthermore, these contracts are subject to cancellation at the convenience of the government agencies. Although we have been awarded contract fees of more than 1% of the contract costs in the past, minimum fee awards or cancellations may occur in the future. Reductions or delays in federal funds available for projects we are performing could also have an adverse impact on our government business. Contracts involving the U.S. government are also subject to the risks of disallowance of costs upon audit, changes in government procurement policies, required competitive bidding and, with respect to contracts involving prime contractors or government-designated subcontractors, the inability of those parties to perform under their contracts. In addition, our government customers and potential customers may not respond favorably to the division of our business into product groups and our business and future financial performance could suffer. Any of the foregoing events could adversely affect our results of operations or financial conditions.

BUSINESS INTERRUPTIONS MAY IMPEDE OUR OPERATIONS AND ADVERSELY AFFECT OUR BUSINESS.

        We face a number of potential business interruption risks that are beyond our control. The State of California has recently experienced intermittent power shortages, sharp increases in the cost of energy and even interruptions of service to some business customers. If power shortages continue to be a problem our business may be materially adversely affected. Additionally, we may experience natural disasters that could interrupt our business.

        Our corporate headquarters is located near a major earthquake fault. The impact of a major earthquake on our facilities, infrastructure and overall operations is not known. Safety precautions have been implemented, however there is no guarantee that an earthquake would not seriously disturb our entire business process. We are largely uninsured for losses and business disruptions caused by an earthquake and other natural disasters.

         RISKS RELATED TO THE NOTES AND THE COMMON STOCK INTO WHICH THE
                             NOTES ARE CONVERTIBLE

OUR INDEBTEDNESS AND DEBT SERVICE OBLIGATIONS MAY ADVERSELY AFFECT OUR CASH FLOW AND WE WILL BE PERMITTED TO INCUR ADDITIONAL INDEBTEDNESS IN THE FUTURE.

        Our annual debt service obligations on the notes being offered hereby will be approximately $18,112,500 per year in interest payments. In addition, we may be required to repurchase our outstanding debentures, by paying cash, common stock or a combination of cash and common stock, if the holders exercise their right to put the debentures to us in February 2003. We intend to fulfill our debt service and repayment obligations both from cash generated by our operations and from our cash and investments. If we are unable to generate sufficient cash to meet these obligations and need to use existing cash or liquidate investments in order to fund our debt service obligations, we may have to delay or curtail research and development programs.

        Our current and future indebtedness could have significant additional negative consequences, including:

        - requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

        - increasing our vulnerability to general adverse economic and industry conditions;

        -  limiting our ability to obtain additional financing;

        - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

        - placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources;

        - affecting our ability to make interest payments on our indebtedness, including the notes; and

        - in addition, the indenture permits us to incur additional indebtedness in the future, which could magnify the risks described above.

WE CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THESE NOTES, WHICH MAY REDUCE THEIR MARKET PRICE.

        The notes are a new issue of securities for which there is currently no trading market. Although the notes are eligible for trading in PORTAL, we cannot assure you that an active trading market for the notes will develop or be sustained. Lehman Brothers, Inc., the "initial purchaser," has informed us that it intends to make a market in the notes. The initial purchaser, however, is not obligated to make a market in the notes and may discontinue this market making activity at any time without notice. In addition, market making activity by the initial purchaser will be subject to the limits imposed by the federal securities laws and governmental regulations. As a result, we cannot assure you that any market for the notes will develop, or if one does develop, that it will be actively sustained.

        In addition, the liquidity of the trading market in the notes and the market price quoted for the notes may be adversely affected by changes in the overall market for convertible securities, changes in our prospects or financial performance or in the prospects for companies in our industry generally. If an active market for our notes fails to develop or be sustained, the trading price of the notes could fall. If an active trading market were to develop, the notes could trade at prices that may be lower than the initial offering price. Whether or not they could trade at lower prices depends on many factors, including:

        -  prevailing interest rates;

        -  the markets for similar securities;

        -  general economic conditions; and

        - our financial condition, historical financial performance and future prospects.

THE NOTES ARE SUBORDINATED TO ALL OUR EXISTING AND FUTURE SENIOR INDEBTEDNESS AND THE DEBT OF OUR SUBSIDIARIES WHICH MAY INHIBIT OUR ABILITY TO REPAY YOU.

        The notes are unsecured and are subordinated to all of our existing and future senior indebtedness, as defined in the indenture, and are pari passu with respect to the $885,500,000 principal amount at maturity of our outstanding debentures. The definition of senior indebtedness for purposes of the notes initially includes only secured indebtedness of Network Associates, but at such time as less than $60 million aggregate principal amount at maturity of the debentures remains outstanding, the senior indebtedness will include both secured and unsecured obligations of Network Associates. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in specified other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full in cash or other payment satisfactory to holders of senior indebtedness. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. As of September 30, 2001, we had no indebtedness outstanding that would have constituted senior indebtedness (including obligations that would only be included within the definition of senior indebtedness at such time as less than $60 million aggregate principal amount at maturity of the debentures remains outstanding). In addition, the indenture does not limit the creation of additional senior indebtedness or any other indebtedness by us or our subsidiaries.

OUR CORPORATE STRUCTURE RESULTS IN SUBSTANTIAL STRUCTURAL SUBORDINATION OF THE NOTES AND MAY AFFECT OUR ABILITY TO MAKE PAYMENTS ON THE NOTES.

        The notes are obligations exclusively of Network Associates. Since a significant portion of our operations are conducted through our subsidiaries, our cash flow and our consequent ability to service debt, including the notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans or other payments of funds by those subsidiaries to us. These subsidiaries are separate and distinct legal entities and have no obligation to make any payments on the notes or to make any funds available for payments on the notes, whether by dividends, loans or otherwise. In addition, the ability of our subsidiaries to make dividend payments or loans or advances to us may be subject to statutory or contractual restrictions and may be contingent on the earnings of the subsidiaries.

        Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization, and your consequent right to participate in those assets, will be effectively subordinated to any claims creditors may have against our subsidiaries, including trade creditors, unless we are recognized as a creditor to the subsidiary.

        As of September 30, 2001, our subsidiaries had approximately $539 million of indebtedness and other liabilities outstanding, excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles, to which the notes would have been effectively subordinated. In addition, the indenture does not limit the creation of additional indebtedness by our subsidiaries.

OUR ABILITY TO REPURCHASE NOTES WITH CASH UPON A CHANGE OF CONTROL MAY BE
LIMITED.

        In certain circumstances involving a change of control, as defined in "Description of the Notes--Repurchase at Option of Holders Upon a Change of Control" you may require us to repurchase some or all of your notes. We may have insufficient financial resources at such time or may be unable to arrange financing to pay the repurchase price of the notes in cash. Our ability to repurchase the notes in such event may be limited by law, by the terms of other agreements relating to our senior indebtedness and by such indebtedness and agreements as may be entered into, replaced, supplemented or amended from time to time. We may be required to refinance our senior indebtedness in order to make such payments. We may not have the financial ability to repurchase the notes in cash if payment for our senior indebtedness is accelerated.

OUR STOCK PRICE HAS BEEN VOLATILE AND IS LIKELY TO REMAIN VOLATILE, WHICH MAY ADVERSELY AFFECT THE PRICE OF OUR STOCK AND THE NOTES.

        During the 12-month period ended September 30, 2001, our stock price was extremely volatile ranging from a per-share high of $23.00 to low of $4.13. Announcements, litigation developments, and our ability to meet the expectations of investors with respect to our operating and financial results may contribute to current and future stock price volatility. We may not discover, or be able to confirm, revenue or earnings shortfalls until the end of a quarter, which could result in an immediate drop in our stock price. In addition, similar events with respect to McAfee.com, our publicly traded subsidiary, and fluctuations in its stock price may also contribute to the volatility of our stock price. In the past, following periods of volatility in the market price of a company's stock, securities class action litigation has often been instituted. A number of putative class actions were brought against our officers, directors and us. This litigation, and any other litigation if instituted, could result in substantial costs and a diversion of management's attention and resources.

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET OR OPTION EXERCISES AND SALES COULD LOWER THE STOCK PRICE.

        A substantial number of the shares of our common stock are subject to stock options and our outstanding debentures and the notes may be converted into shares of common stock. We cannot predict the effect, if any, that future sales of shares of common stock or notes, or the availability of shares of common stock or notes for future sale, will have on the market price of our common stock or notes. Sales of substantial amounts of common stock, including shares issued upon the exercise of stock options or the conversion of the notes or our outstanding debentures, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and notes.

OUR MANAGEMENT HAS DISCRETION OVER THE USE OF PROCEEDS FROM THE NOTE OFFERING.

        We intend to use the proceeds of the note offering for general corporate and working capital purposes and for the possible repayment, repurchase or refunding of our outstanding obligations, including our debentures. Any such repurchase or repayment will be subject to market and other business conditions. We frequently evaluate potential acquisitions of complementary businesses, products and technologies. However, we do not have any agreements or understandings, and there are currently no negotiations, with respect to any acquisitions. Our management will have broad discretion over the use of the net proceeds from the note offering, and investors will be relying on the judgment of our management regarding the application of the proceeds.

DELAWARE LAW, OUR CHARTER DOCUMENTS AND CERTAIN PROVISIONS IN THE INDENTURE OF OUR OUTSTANDING DEBENTURES AND THE INDENTURE FOR THE NOTES MAY IMPEDE OR DISCOURAGE A TAKEOVER, WHICH COULD CAUSE THE MARKET PRICE OF ITS SHARES TO DECLINE.

        Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote of action by its stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock.

        In October 1998, our board of directors adopted a shareholders rights plan. Each right under this plan entitles the record holder to buy 1/1000 of a share of our series B participating preferred stock at an exercise price of $200.00. The rights will become exercisable following the tenth day after a person or group announces acquisition of 15% or more of our common stock or announces commencement of a tender or exchange offer the consummation of which would result in ownership by the person or group of 15% or more of our common stock. If the rights become exercisable, the holders of the rights (other than the person acquiring 15% or more of our common stock) will be entitled to acquire in exchange for the $200 exercise price shares of our common stock or shares of any company in which we are merged having a value of $400. We are entitled to redeem the rights at $0.01 per right at any time on or before the tenth day following acquisition by a person or group of 15% or more of our common stock.

        Certain provisions of Delaware law and our certificate of incorporation and bylaws, such as a classified board, could delay or make a merger, tender offer or proxy contest involving Network Associates more difficult. While these provisions and our rights plan are intended to enable our board of directors to maximize stockholder value, they may have the effect of discouraging takeovers, which may not be in the best interest of certain stockholders. Our rights plan and these provisions could have an adverse effect on the market value of our common stock.

        The indenture governing our outstanding debentures, as well as the indenture for the notes, may require that we offer to repurchase such debentures or the notes following the occurrence of certain types of change in control transactions. These repurchase provisions could have the effect of discouraging a merger or takeover of us, which may not be in the best interest of certain stockholders and could have an adverse effect on the market value of our common stock.

THE NOTES MAY NOT BE RATED OR MAY RECEIVE A LOWER RATING THAN ANTICIPATED.

        We believe it is likely that one or more rating agencies may rate the notes. If one or more rating agencies assigns the notes a rating lower than expected by investors, the market price of the notes and our common stock could be harmed.

                                 USE OF PROCEEDS

        We will not receive any proceeds from the sale by any selling securityholder of the notes or the underlying common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges for each period indicated is as follows:

                                                                           SIX MONTHS
                                                                             ENDED
                                       YEAR ENDED DECEMBER 31,              JUNE 30,
                               1996     1997      1998     1999      2000      2001
                               ----     ----      ----     ----     -----  -----------
Ratio of earnings to fixed
   charges ................... 23.6x    21.0x     8.5x    --x(1)    --x(1)    --x(1)

        These computations include us and our consolidated subsidiaries. In calculating the ratio of earnings to fixed charges, "earnings" consist of net income (loss) before provisions for income taxes plus fixed charges. "Fixed charges" consist of:


        - interest expense plus the portion of rental expense under operating leases deemed by us to be representative of the interest factor, and

        -  amortization of debt issuance costs.


        (1) During the 6 months ended June 30, 2001 and the fiscal years ended December 31, 2000 and 1999, there was a deficiency of earnings to cover fixed charges of approximately $96.4 million, $97.8 million and $131 million, respectively.

                                 DIVIDEND POLICY

        We have not paid any cash dividends since our reorganization into a corporate form in October 1992. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future.

                              DESCRIPTION OF NOTES

        We issued the notes under an indenture dated as of August 17, 2001 between us and State Street Bank and Trust Company of California, N.A., as trustee. The following summarizes some, but not all, of the provisions of the notes and the indenture. A copy of the indenture, the resale registration rights agreement and the form of certificate evidencing the notes have been filed as exhibits to this registration statement.

        References in this section to "Network Associates," "us," "we," and "our" are solely to Networks Associates, Inc. and not to our subsidiaries.

GENERAL

        We issued $345,000,000 in aggregate principal amount of the notes in a private placement in August 2001. The notes are general unsecured obligations of Network Associates and are junior in right of payment as described under "--Subordination of Notes." The Notes are convertible into our common stock as described under "--Conversion Rights." The Notes were issued only in denominations of $1,000, or in multiples of $1,000. The Notes will mature on August 15, 2006, unless earlier redeemed at our option by us or purchased by us at your option upon a change of control.

        The notes bear interest at the rate of 5.25% per year. We will pay interest semiannually on February 15 and August 15 of each year beginning February 15, 2002, subject to limited exceptions if the notes are converted, redeemed or purchased prior to the interest payment date. The record dates for the payment of interest are February 1 and August 1. We may, at our option, pay interest on the notes by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $5,000,000 will be paid by wire transfer in immediately available funds at their election. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        We will maintain an office in New York, New York where the notes may be presented for registration, transfer, exchange or conversion. The office is initially an office or agency of the trustee.

CONVERSION RIGHTS

        You may convert any outstanding notes (or portions of outstanding notes) into our common stock, at any time prior to maturity, unless previously redeemed or purchased, initially at the conversion price of $18.07 per share (equal to a conversion rate of approximately 55.3403 shares per $1,000 principal amount of notes), subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay a cash adjustment based upon the closing sale price of our common stock on the business day immediately preceding the conversion date. You may convert notes only in denominations of $1,000 and whole multiples of $1,000.

        You may exercise conversion rights at any time prior to the close of business on the final maturity date of the notes. However, if you are a holder of notes that have been called for redemption, you must exercise your conversion rights prior to the close of business on the second business day preceding the redemption date, unless we default in payment of the redemption price. In addition, if you have exercised your right to require us to repurchase your notes because a change of control has occurred, you may convert your notes into our common stock only if you withdraw your notice and convert your notes prior to the close of business on the business day immediately preceding the change of control repurchase date.

        Except as provided below, if you convert your notes into our common stock on any day other than an interest payment date, you will not receive any interest that has accrued on these notes. By delivering to the holder the number of shares issuable upon conversion, determined by dividing the principal amount of the notes being converted by the conversion price, together with a cash payment, if any, in lieu of fractional shares, we will satisfy our obligation with respect to the notes. That is, accrued but unpaid interest will be deemed to be paid in full rather than canceled, extinguished or forfeited. If you convert after a record date for an interest payment but prior to the corresponding interest payment date, you will receive interest accrued and paid on such notes on the interest payment date, notwithstanding the conversion of such notes prior to such interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time of surrender of such notes for conversion, you must pay us an amount equal to the interest that has accrued and will be paid on the notes being converted on the interest payment date. The preceding sentence does not apply, however, to a holder that converts, after a record date for an interest payment date but prior to the corresponding interest payment date, notes that we call for redemption prior to such conversion on a redemption date that is on or prior to third business day after such interest payment date.

        You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than your name. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

        To convert interests in a global note, you must deliver to DTC the appropriate instructions form for conversion pursuant to DTC's conversion program. To convert a definitive note, you must:

        - complete the conversion notice on the back of the note, or a facsimile of the conversion notice;

        - deliver the completed conversion notice and the notes to be converted to the specified office of the conversion agent;

        - pay all funds required, if any, relating to interest on the notes to be converted to which you are not entitled, as described in the second preceding paragraph; and

        - pay all taxes or duties, if any, as described in the preceding paragraph.

        The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate for the number of shares of common stock into which the notes are converted, including any cash in lieu of any fractional shares, will be delivered as soon as practicable on or after the conversion date.

        We will adjust the initial conversion price in certain circumstances subject to certain exceptions, including:

        - issuances of our common stock as a dividend or distribution on all of our common stock;

        -  certain subdivisions and combinations of our common stock;

        - issuances to all holders of our common stock of certain rights or warrants to purchase our common stock at less than the current market price of our common stock;

        - distributions to all holders of our common stock of shares of our capital stock, evidences of our indebtedness or assets, including securities, but excluding:

        -      our common stock;

        - the rights and warrants referred to in the third bullet point above;

        - any dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph; or

        -      any dividends or distributions paid exclusively in cash;

               but including securities of our subsidiaries to the extent we do not elect to reserve such securities on a pro rata basis for the benefit of holders of notes as described below;

        - distributions consisting exclusively of cash to all holders of our common stock to the extent that such distributions, combined together with:

        - all other such all-cash distributions made within the preceding 12 months for which no adjustment has been made, plus

        - any cash and the fair market value of other consideration paid for any tender offers by us or any of our subsidiaries for our common stock expiring within the preceding 12 months for which no adjustment has been made, exceeds 10% of our market capitalization on the record date for such distribution; and

        - purchases of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves an aggregate consideration that, together with:

        - any cash and the fair market value of any other consideration paid in any other tender offer by us or any of our future subsidiaries for our common stock expiring within the 12 months preceding such tender offer for which no adjustment has been made, plus

        - the aggregate amount of any all-cash distributions referred to in the preceding bullet point to all holders of our common stock within 12 months preceding the expiration of a tender offer for which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

        We will not make an adjustment in the conversion price unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. We will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

        If we:

        - reclassify or change any of our common stock, other than changes resulting from a subdivision or combination; or

        - consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets.

and the holders of our common stock receive capital stock, other securities or other property or assets, including cash or any combination thereof, with respect to or in exchange for their common stock, the holders of the notes may convert the notes into the consideration they would have received if they had converted their notes immediately prior to such reclassification, change, consolidation, combination, merger, sale or conveyance.

        If we distribute shares of common stock of a subsidiary of ours to all holders of our common stock, we may elect to reserve the pro rata portion of such shares for the benefit of the holders of notes in lieu of adjusting the conversion price pursuant to the fourth bullet point of the description of conversion price adjustments set forth above.

        Under the provisions of our rights plan, upon conversion of the notes into common stock, to the extent that the rights plan is still in effect upon such conversion, the holders will receive, in addition to the common stock, the rights described in the rights plan, whether or not the rights have separated from the common stock at the time of conversion, subject to certain limited exceptions, and in such case there will be no adjustment to the conversion price.

        If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See "United States Federal Income Tax Consequences" below.

        We may from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days. In that case, we will give at least 15 days' notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock or fights to acquire stock or from any event treated as such for income tax purposes.

OPTIONAL REDEMPTION BY NETWORK ASSOCIATES

    OPTIONAL REDEMPTION

        We may not redeem the notes in whole or in part at any time prior to August 20, 2004. At any time on or after August 20, 2004, we may redeem some or all of the notes on at least 20 but not more than 60 days' notice, at the following redemption prices, expressed in percentages of the principal amount:

          DURING THE TWELVE MONTHS COMMENCING               REDEMPTION PRICE
          -----------------------------------               ----------------
        C>
August 20, 2004.......................................          101.3125%
August 15, 2005.......................................          100.0000%

        We will pay interest accrued and unpaid to, but excluding, the redemption date on notes called for redemption. If the redemption date is an interest payment date, we will pay the interest to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the redemption price.

    PARTIAL REDEMPTION

        If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes in principal amount equal to the unredeemed principal portion thereof. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be taken from the portion selected for redemption.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE OF CONTROL

        If a change of control occurs, you will have the right to require us to repurchase all of your notes, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus interest accrued and unpaid to, but excluding, the repurchase date. Notwithstanding the foregoing, you will not have a right to require us to repurchase the notes unless prior to that repurchase we have made any applicable change of control offers required by our then outstanding senior indebtedness and have purchased all then outstanding senior indebtedness validly tendered for payment in connection with such change of control offers.

        At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in whole or in part our common stock (or in the case of a merger in which we are not the surviving corporation, common stock, ordinary shares or American Depository, shares of the surviving corporation or its direct or indirect parent corporation) or a combination of the applicable securities and cash. The number of shares of the applicable common stock, securities or a combination of the applicable common stock or securities will be valued at 95% of the average closing prices of the applicable common stock or securities, for the five trading days immediately preceding and including the third trading day prior to the repurchase date. However, we may not pay the purchase price in the applicable common stock or securities or a combination of the applicable common stock or securities and cash, unless we satisfy certain conditions prior to the repurchase date as provided in the indenture, including:

        - registration of the shares of the applicable common stock or securities to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

        - qualification of the shares of the applicable common stock or securities to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

        - listing of the applicable common stock or securities on a United States national securities exchange or quotation thereof in an inter-dealer quotation system of any registered United States national securities association.

        Within 30 days after the occurrence of a change of control, we are required to give you notice of the occurrence of the change of control and of your resulting repurchase right. Unless otherwise required by law, the repurchase date is 30 days after the date we give notice of a change of control. To exercise the repurchase right, you must deliver prior to the close of business on the business day immediately preceding the repurchase date, written notice to the trustee of your exercise of your repurchase right, together with the notes with respect to which your right is being exercised. You may withdraw this notice by delivering to the paying agent a notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date.

        A "change of control" will be deemed to have occurred when any of the following has occurred:

              (i) the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchase, merger or other acquisition transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

              (ii) our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than one or more of our wholly-owned subsidiaries, other than the occurrence of any of the following events:

               (a) any transaction a result of which holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to the transaction have, directly or indirectly, at least 50% of the total voting power of all shares of capital stock of the surviving entity entitled to vote generally in elections of directors of the surviving entity immediately after the transaction; and

               (b) any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity.

        However, a change of control will be deemed not to have occurred if:

               (a) the closing sale price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control, in the case of a change of control under the first clause above, or the period of 10 consecutive trading days ending immediately before the change of control, in the case of a change of control under the second clause above, equals or exceeds 110% of the conversion price of the notes (as adjusted); or

               (b) at least 90% of the consideration in the transaction or transactions (other than payments for fractional shares and cash payments pursuant to dissenters' appraisal rights) otherwise constituting a change of control consists of shares of common stock traded or to be traded immediately following such change of control on a national securities exchange or the Nasdaq National Market and, as a result of such transaction or transactions, the notes become convertible solely into such common stock (and any rights attached thereto).

The beneficial owner shall be determined in accordance with Rule 13d-3 of the Exchange Act. The term "person" includes any syndicate or group which would be deemed to be a "person" under Section 13 (d)(3) of the Exchange Act.

        The term "all or substantially all" as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of "all or substantially all" of our assets.

        Rule 13e-4 under the Exchange Act, requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

        We may, to the extent permitted by applicable law and any agreement or indenture governing our then outstanding indebtedness, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

        The change of control feature of the notes may in certain circumstances make more difficult or discourage a takeover of Network Associates and, thus, the removal of incumbent management. The repurchase right is not the result of our knowledge of any effort to accumulate any common stock or to obtain control of Network Associates by means of a merger, tender offer, solicitation or otherwise, or part of a plan by us to adopt a series of anti-takeover provisions. Instead, this right is the result of negotiations between us and the initial purchaser.

        The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

        Our ability to repurchase notes upon the occurrence of a change in control is subject to important limitations. The occurrence of a change of control could cause an event of default under, or be prohibited or limited by, the terms of senior indebtedness that we may incur in the future. As a result, any repurchase of the notes would, absent a waiver, be prohibited under the subordination provisions of the indenture until the senior indebtedness is paid in full. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a change of control would result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under other indebtedness, including senior indebtedness, that we may incur in the future. See "--Subordination of Notes" below.

SUBORDINATION OF NOTES

        The notes are subordinated to the prior payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all of our existing and future senior indebtedness. The subordination provisions of the indenture will not prevent the occurrence of any event of default under the indenture.

        In the event we distribute our assets upon our dissolution, winding up, bankruptcy, insolvency, liquidation, reorganization, or similar proceeding, holders of our senior indebtedness will be entitled to receive payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, before we may make any payments of principal of, or premium, if any, and interest, including any additional interest, on the notes. Until all senior indebtedness is paid in full in cash or other payment satisfactory to the holders of senior indebtedness, any payment on the notes to which the holders of notes would be entitled shall be made to the holders of senior indebtedness. In the event of our dissolution, winding up, bankruptcy, insolvency, liquidation, reorganization or similar proceeding, holders of senior indebtedness may receive more, ratably, and the holders of notes may receive less, ratably, than our other creditors.

        If the notes are declared due and payable prior to maturity because of an event of default, we are obligated to notify promptly holders of senior indebtedness. We may not make any payments on the notes until 120 days have passed after the occurrence of this acceleration of the notes. We may then make payments on the notes if we are permitted to make such payments under the indenture at that time.

        We may not make any payment on the notes if:

        - a payment default on senior indebtedness occurs and is continuing, without regard to any applicable period of grace, or

        - any other nonpayment default occurs and is continuing on designated senior indebtedness that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or from a representative of the designated senior indebtedness.

        We may resume payments on the notes:

        - in case of a payment default, the earlier of the date on which the payment default is cured, waived or ceases to exist, and

        - in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured, waived, or ceases to exist, or 179 days after the date on which the applicable payment blockage notice is received by the trustee if the terms of the indenture otherwise permit payment at that time.

No new period of payment blockage for a non-payment default may be commenced pursuant to a payment blockage notice unless and until 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice. No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be, or shall be made, the basis for a subsequent payment blockage notice unless such default shall not have been cured or waived for a period of not less than 90 days.

        "senior indebtedness" means the principal of, premium, if any, interest, including any interest accrued after bankruptcy, original issue discount, rent, end of term payments, fees, costs, expenses, liquidated damages, indemnities, repurchase and other put obligations and other amounts on indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions, refundings, amendments, modifications or supplements to the above.

        However, senior indebtedness does not include:

               (1) any indebtedness of Network Associates that is not secured, but this requirement shall only apply so long as there is at least $60 million aggregate principal amount at maturity of our debentures outstanding;

               (2) the notes;

               (3) the debentures;

               (4) indebtedness to any subsidiary of Network Associates, a majority of the voting stock of which is owned, directly or indirectly, by Network Associates:

               (5) accounts payable or other indebtedness to trade creditors created or assumed by us in the ordinary course of business; and

               (6) any particular indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that the indebtedness shall not be senior in right of payment to, or is on the same basis with, or is subordinated or junior to, the notes.

        "indebtedness" means:

        - all of our obligations and other liabilities for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks;

        - all of our obligations and other liabilities evidenced by bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of our assets or to only a portion of our assets;

        - all of our reimbursement obligations and other liabilities with respect to letters of credit, bank guarantees or bankers' acceptances;

        - all of our obligations and liabilities in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

        - all of our obligations and liabilities in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as operating lease, provided either (A) such operating lease requires, at the end of the term thereof, that we make any payment other than accrued periodic rent in the event that we do not acquire the leased real property and related fixtures subject to such lease, or (B) we have an option to acquire the leased real property and related fixtures, whether such option is exercisable at any time or under specified circumstances;

        - all of our obligations with respect to an interest rate swap, cap or collar agreement or other similar instrument or agreement;

        - all of our direct or indirect guaranties or similar agreements in respect of, and obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of indebtedness, obligations or liabilities of another person of the kind described in the above bullet points;

        - any indebtedness or other obligations described in the above bullet points secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by us; and

        - any and all deferrals, renewals, extensions, refundings, amendments, modifications or supplements, to any indebtedness, obligation or liability of the kind described in the above bullet points.

        "designated senior indebtedness" means any particular senior indebtedness that expressly provides that such senior indebtedness shall be "designated senior indebtedness" for purposes of the indenture, however such agreement may place limitations and conditions on the right of such senior indebtedness to exercise the rights of designated senior indebtedness.

        The notes are obligations exclusively of Network Associates. Since a significant portion of our operations are conducted through our subsidiaries, our cash flow and our consequent ability to service debt, including the notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans or other payments of funds by those subsidiaries to, us. These subsidiaries are separate and distinct legal entities and have no obligation to make any payments on the notes or to make any funds available for payments on the notes, whether by dividends, loans or otherwise. In addition, the ability of our subsidiaries to make dividend payments or loans or advances to us may be subject to statutory or contractual restrictions and may be contingent on the earnings of the subsidiaries.

        Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization, and your consequent right to participate in those assets, will be effectively subordinated to any claims creditors may have against our subsidiaries, including trade creditors, unless we are recognized as a creditor to the subsidiary.

        As of September 30, 2001, we had no indebtedness outstanding that would have constituted senior indebtedness, and as of the same date our subsidiaries had approximately $539 million of indebtedness and other liabilities outstanding, excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles, to which the notes would have been effectively subordinated. In addition, the notes will rank on the same basis as our $885.5 million principal amount at maturity of debentures currently outstanding so long as there is at least $60 million aggregate principal amount at maturity of the debentures remaining outstanding. Neither we nor our subsidiaries are limited from incurring additional indebtedness, including senior indebtedness, under the indenture.

        If either the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of any of the subordination provisions of the indenture on the notes before all senior indebtedness is paid in full in cash or other payment satisfactory to the holders of senior indebtedness, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness or their representatives to make payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness.

        We will be obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee's claims for such payments will be senior to those of holders of the notes in respect of all funds collected or held by the trustee.

EVENTS OF DEFAULT

        Each of the following constitutes an event of default under the indenture:

               (1) our failure to pay when due the principal of or premium, if any, on any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

               (2) our failure to pay an installment of interest on any of the notes for 30 days after the date when due, whether or not such payment is prohibited by the subordination provisions of the indenture;

               (3) our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

               (4) (A) we or one of our significant subsidiaries fails to make any payment at maturity, including any grace period, in respect of any obligation for borrowed money evidenced by a bond, debenture, note or similar instrument (an "instrument") in an amount in excess of $25 million and such failure continues or (B) we or one of our significant subsidiaries defaults with respect to any instrument, which default results in the acceleration of indebtedness evidenced by such instrument in an amount in excess of $25 million without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in case of (A) and (B) above, for a period of 60 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in principal amount of the notes, provided that if any such failure, default or acceleration referred to above shall cease or be cured, waived, rescinded or annulled, then the event of default shall be deemed to be likewise cured and any acceleration with respect thereto rescinded; or

               (5) certain events of bankruptcy, insolvency or reorganization with respect to us or one of our significant subsidiaries.

        The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any redemption or repurchase obligation.

        If an event of default specified in clause (5) above occurs and is continuing with respect to us, then automatically the principal of and premium, if any, of all the outstanding notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (5) above (the default not having been cured or waived as provided under "--Modifications, Amendments and Meetings" below), the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount and premium, if any, together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled either with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding or a majority in aggregate principal amount of the notes represented at a meeting at which a quorum (as specified under "--Modifications, Amendments and Meetings" below) is present, in each case upon the conditions provided in the indenture.

        The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

        We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

CONSOLIDATION, MERGER OR ASSUMPTION

        We may, without the consent of the holders of notes, consolidate with, merge into or transfer all or substantially all of our assets to any other corporation, limited liability company, partnership, trust or other business entity organized under the laws of the United States or any of its political subdivisions provided that:

        - the surviving corporation, limited liability company, partnership, trust or other business entity assumes all our obligations under the indenture and the notes;

        - at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

        -  certain other conditions are met.

        We will be discharged of our obligations under the notes upon the surviving entity assuming our obligations under the indenture and the notes and meeting the other requirements specified in the indenture.

MODIFICATIONS, AMENDMENTS AND MEETINGS

    CHANGES REQUIRING APPROVAL OF EACH AFFECTED HOLDER

        The indenture (including the terms and conditions of the notes) cannot be modified or amended without the written consent or the affirmative vote of the holder of each note affected by such change to:

        - change the maturity of the principal of or any installment of interest on any note;

        - reduce the principal amount of, or any premium or interest on any note;

        -  change the currency of payment of such note or interest thereon;

        - impair the right to institute suit for the enforcement of any payment on or with respect to any note;

        -  modify our obligations to maintain an office or agency in New York
           City;

        - except as otherwise permitted or contemplated by the indenture, adversely affect the repurchase option of holders upon a change of control or the conversion rights of holders of the notes;

        - modify the subordination provisions of the indenture in a manner adverse to the holders of notes;

        - modify the redemption provisions of the indenture in a manner adverse to the holders of notes;

        - reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default; or

        - reduce the percentage in aggregate principal amount of notes outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

    CHANGES REQUIRING MAJORITY APPROVAL

        The indenture, including the terms and conditions of the notes, may be modified or amended either:

        - With the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding; or

        - by the adoption of a resolution at a meeting of a quorum of holders by at least a majority in aggregate principal amount of the notes represented at such meeting.

    CHANGES REQUIRING NO APPROVAL

        The indenture, including the terms and conditions of the notes, may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

        -  adding to our covenants for the benefit of the holders of notes;

        -  adding collateral to secure the obligations under the notes;

        -  surrendering any right or power conferred upon us;

        - providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

        - providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease, adding guarantors or obligors on the notes in addition to Network Associates;

        - reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of notes;

        - complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

        - curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of Network Associates and the trustee, adversely affect the interests of the holders of notes in any material respect; or

        - adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect.

    MEETINGS

        The indenture contains provisions for convening meetings of the holders of notes to consider matters affecting their interests.

    QUORUM

        The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

SATISFACTION AND DISCHARGE

        We may satisfy and discharge our obligations under the indenture while notes remain outstanding, subject to certain conditions, if:

        - all outstanding notes will become due and payable at their scheduled maturity within one year; or

        -  all outstanding notes are scheduled for redemption within one year,

and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

REGISTRATION RIGHTS

        We have filed a registration statement, of which this prospectus is a part, pursuant to a resale registration rights agreement we entered into with the initial purchaser in the initial private placement of the notes. Pursuant to the agreement, we will use our reasonable efforts to have this shelf registration statement declared effective by February 13, 2002 and to keep it effective until the earliest of:

        - two years after the last date of original issuance of any of the notes;

        - the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; and

        - the date when all of the notes and the common stock issuable upon conversion of the notes of those holders that complete and deliver in a timely manner the selling securityholder election and questionnaire described below are registered under the shelf registration statement and disposed of in accordance with the shelf registration statement.

        If:

        - the shelf registration statement has not been declared effective prior to or on February 13, 2002; or

        - at any time after February 13, 2002, the registration statement ceases to be effective or fails to be usable and (1) we do not cure the registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period related to disclosure of material non-public information by the 45th or 90th day, as the case may be (or any applicable extension thereof) (each, a "registration default"), then additional interest will accrue on the notes that are registrable securities from and including the day following the registration default to but excluding the day on which the registration default has been cured. Additional interest will be paid semiannually in arrears, with the first semiannual payment due on each February 15 and August 15, and will accrue at a rate per year equal to:

        - 0.25% of the principal amount of a note to and including the 90th day following such registration default; and

        - 0.50% of the principal amount of a note from and after the 91st day following such registration default.

        In no event will additional interest accrue at a rate per year exceeding 0.50%. If a holder has converted some or all of its notes that are registrable securities into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted to the extent such shares are registrable securities.

GOVERNING LAW

        The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

        State Street Bank and Trust Company of California, N.A., as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. Equiserve is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

GLOBAL NOTES; BOOK-ENTRY FORM

        The notes are represented by one or more global notes deposited with and registered in the name of DTC or its nominee. Thus, we will not issue certificated securities to you for the notes, except in the limited circumstances described below. Each global note will be issued to DTC, which will keep a computerized record of its participants whose clients have purchased the notes. Each participant will then keep a record of its clients. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred. DTC, its nominees and their successors may, however, transfer a global note as a whole to one another, and these transfers are required to be recorded on our records or a register to be maintained by the trustee.

        Beneficial interests in a global note will be shown on, and transfers of beneficial interests in the global note will be made only through, records maintained by DTC and its participants. DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its direct participants deposit with DTC. DTC also records the settlements among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants' accounts. This eliminates the need to exchange certificated securities. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

        DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

        DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

        When you purchase notes through the DTC system, the purchases must be made by or through a direct participant, which will receive credit for the notes on DTC's records. When you actually purchase the notes, you will become their beneficial owner. Your ownership interest will be recorded only on the direct or indirect participants' records. DTC will have no knowledge of your individual ownership of the notes. DTC's records will show only the identity of the direct participants and the amount of the notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You should instead receive these from your direct or indirect participant. As a result, the direct or indirect participants are responsible for keeping accurate account of the holdings of their customers. The trustee will wire payments on the notes to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of each global note for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global note to you or any other beneficial owners in that global note. Any redemption notices will be sent by us directly to DTC, which will, in turn, inform the direct participants (or the indirect participants), which will then contact you as a beneficial holder.

        It is DTC's current practice, upon receipt of any payment of distributions or liquidation amounts, to proportionately credit direct participants' accounts on the payment date based on their holdings. In addition, it is DTC's current practice to pass through any consenting or voting rights to such participants by using an omnibus proxy. Those participants will, in turn, make payments to and solicit votes from you, the ultimate owner of notes, based on their customary practices. Payments to you will be the responsibility of the participants and not of DTC, the trustee or our company.

        Notes represented by one or more global notes will be exchangeable for certificated securities with the same terms in authorized denominations only if:

        - DTC is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under applicable law, and a successor is not appointed by us within 90 days; or

        -  we decide to discontinue the book-entry system.

        If the global note is exchanged for certificated securities, the trustee will keep the registration books for the notes at its corporate office and follow customary practices and procedures regarding those certificated securities.

RESTRICTIONS ON TRANSFER; LEGENDS

        The notes are subject to certain restrictions on transfer set forth on the notes and in the indenture, and certificates evidencing the notes bear a legend regarding such transfer restrictions.

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes and of common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service, or "IRS," might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of notes or common stock could differ from those described below. The summary generally applies only to "U.S. holders" that purchase notes in the initial offering at their issue price and hold the notes or common stock as "capital assets" (generally, for investment). For this purpose, U.S. holders include citizens or residents of the United States and corporations organized under the laws of the United States or any state. Trusts are U.S. holders if they are subject to the primary supervision of a U.S. court and the control of one of more U.S. persons. Special rules apply to nonresident alien individuals and foreign corporations or trusts or "non-U.S. holders." This summary describes some, but not all, of these special rules. For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or similar entity is attributed to its owners. Consequently, the tax treatment of income earned through a partnership depends on the status of the partner. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, the summary does not describe the effect of the federal estate and gift tax laws on U.S. holders or the effects of any applicable foreign, state, or local laws.

        INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

U.S. HOLDERS

    TAXATION OF INTEREST

        U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as "original issue discount" over the term of the instrument. We believe that the notes were not issued with original issue discount. In certain circumstances, investors in our notes could receive payments in excess of principal or stated interest. First, we may be required to make additional payments to holders of the notes as liquidated damages if we do not file or cause to be declared effective a registration statement, as described under "Description of the Notes--Registration Rights." Second, if, upon a change of control, a holder requires us to repurchase some or all of the holder's notes and we elect to pay the repurchase price in shares of our common stock, the value of the stock could exceed the principal amount of the notes and accrued and unpaid interest. The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder's interest income if the contingency is "remote." We believe that the possibility is remote that a change of control would occur or that we would be required to pay additional interest because of a failure to provide registration rights. Our determination in this regard is binding on U.S. holders unless they disclose their contrary position. If, contrary to expectations, we pay additional interest, U.S. holders would be required to recognize additional interest income.

    SALE, EXCHANGE OR REDEMPTION OF THE NOTES

        A U.S. holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange other than a conversion of the note into common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder's tax basis in the note will generally equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder's capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation.

        If, upon a change of control, a holder requires us to repurchase some or all of the holder's notes and we elect to pay the repurchase price in whole or in part with shares of our common stock, and if the notes are "securities" for U.S. federal income tax purposes, the holder would generally not recognize any loss on the exchange and would recognize any gain realized only to the extent of any cash received. If the holder receives cash in lieu of a fractional share of common stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. In addition, the value of any portion of the common stock received that is attributable to accrued interest on the notes will be taxed as ordinary income. The holder's aggregate basis in the common stock received in exchange for the notes (including any fractional share for which cash is paid but excluding any shares attributable to accrued interest) would equal his adjusted basis in the note, increased by any gain recognized on the exchange and decreased by the amount of any cash received. The holder's holding period for the common stock so received would include the period during which he held the note. The holder's basis in any shares of common stock attributable to accrued interest would equal the fair market value of those shares when received, and the holding period of those shares would begin on the day after the holder's receipt of those shares. If the notes are not securities for U.S. federal income tax purposes, the holder's exchange of notes upon a change of control would be subject to the general rules for exchanges of notes described in the preceding paragraph, regardless of whether the holder receives shares of our common stock in payment of all or part of the redemption price. The classification of debt instruments as securities for U.S. federal income tax purposes depends on the extent to which the instruments represent an investment in the issuer's business. Because the decided cases turn on the specific facts in each case, we cannot predict whether our notes will be treated as securities for U.S. federal income tax purposes.

    CONVERSION OF THE NOTES

        A U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. The holder's aggregate basis in the common stock (including any fractional share for which cash is paid) will equal his adjusted basis in the note. The holder's holding period for the stock will include the period during which he held the note.

    DIVIDENDS

        If, after a U.S. holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the holder's investment, up to the holder's basis in its common stock. Any remaining excess will be treated as capital gain. If the U.S. holder is a U.S. corporation, it would generally be able to claim a deduction equal to a portion of any dividends received.

        The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows noteholders to receive more shares of common stock on conversion may increase the noteholders' proportionate interests in our earnings and profits or assets. In that case, the noteholders would be treated as though they received a distribution in the form of our stock. Such a constructive stock distribution could be taxable to the noteholders, although they would not actually receive any cash or other property. A taxable constructive stock distribution would result, for example, if the conversion price is adjusted to compensate noteholders for distributions of cash or property to our shareholders. Not all changes in conversion price that allow noteholders to receive more stock on conversion, however, increase the noteholders' proportionate interests in the company. For instance, a change in conversion price could simply prevent the dilution of the noteholders' interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock distributions. Conversely, if an event occurs that dilutes the noteholders' interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock distribution to them. Any taxable constructive stock distributions resulting from a change to, or failure to change, the conversion price would be treated like dividends paid in cash or other property. They would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

    SALE OF COMMON STOCK

        A U.S. holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year.

SPECIAL TAX RULES APPLICABLE TO NON-U.S. HOLDERS

    TAXATION OF INTEREST

        Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30 percent, collected by means of withholding by the payor. Payments of interest on the notes to most non-U.S. holders, however, will qualify as "portfolio interest." and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a non-U.S. holder that

        - owns at least 10 percent of our voting stock (taking into account stock owned directly and also stock owned indirectly under specific attribution rules), or

        -  is a "controlled foreign corporation" that is related to us.

        In general, a foreign corporation is a controlled foreign corporation if at least 50 percent of its stock is owned, directly or indirectly, by one or more U.S. persons that each owns, directly or indirectly, at least 10 percent of the corporation's voting stock.

        The portfolio interest exception and several of the special rules for non-U.S. holders described below apply only if the holder certifies its nonresident status. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us, or our paying agent. If the holder holds the note through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.

        For payments made to a foreign partnership, the certification requirements generally apply to the partners rather than the partnership.

    SALE, EXCHANGE OR REDEMPTION OF NOTES

        Non-U.S. holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if

        - the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business,

        - the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates, or

        - the rules of the Foreign Investment in Real Property Tax Act, or "FIRPTA" (described below), treat the gain as effectively connected with a U.S. trade or business.

        The FIRPTA rules may apply to a sale, exchange or other disposition of notes if we are, or were within five years before the transaction, a "U.S. real property holding corporation, or "USRPHC." In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. So long as our common stock continues to be regularly traded, the FIRPTA rules would apply to a disposition of notes by a non-U.S. holder only if the holder owned, directly or indirectly, more than 5 percent of our common stock (or, if the notes were considered to be "regularly traded," more than 5 percent of our notes) within five years before the holder's disposition of the notes. For this purpose, the non-U.S. holder would be treated as owning the stock that the holder could acquire on conversion of the holder's notes. If all of these conditions were met, and the FIRPTA rules applied to the sale, exchange, or other disposition of notes by a non-U.S. holder, then any gain recognized by the holder would be treated as effectively connected with a U.S. trade or business, and would thus be subject to U.S. federal income tax.

    CONVERSION OF THE NOTES

        A non-U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock. Any recognized as a result of the holder's receipt of cash in lieu of a fractional share gain recognize of stock would also generally not be subject to U.S. federal income tax. See "Special Tax Rules Applicable to non-U.S. holders -- Sale of Common Stock" below.

    DIVIDENDS

        Dividends paid to a non-U.S. holder on common stock received on conversion of a note will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the non-U.S. holder's country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. Some of the common means of meeting this requirement are described above under "Special Tax Rules Applicable to Non-U.S. Holders -- Taxation of Interest."

    SALE OF COMMON STOCK

        Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to exceptions, some of which are described under "Special Tax Rules Applicable to Non-U.S. Holders -- Sale, Exchange or Redemption of Notes."

    INCOME OR GAINS EFFECTIVELY CONNECTED WITH A U.S. TRADE OR BUSINESS

        The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes or common stock by a non-U.S. holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange or other disposition of the notes or stock is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If a partnership is engaged in a U.S. trade or business, the partners of the partnership are also treated as being engaged in that trade or business. If a non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any "effectively connected" income or gain will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECL If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a "branch profits tax." The branch profits tax rate is generally 30 percent, although an applicable tax treaty might provide for a lower rate.

    U.S. FEDERAL ESTATE TAX

        The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The notes will not be U.S. situs property as long as interest on the notes paid immediately before the death of the holder would have qualified as portfolio interest, exempt from withholding tax as described above under "Special Tax Rules Applicable to Non-U.S. Holders -- Taxation of Interest." Because we are a U.S. corporation, our common stock will be U.S. situs property, and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

BACKUP WITHHOLDING AND INFORMATION REPORTING

        The Internal Revenue Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 30.5 percent, but will be reduced in stages to 28 percent beginning in 2006. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

        Payments of interest or dividends to individual U.S. holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number.

        Payments to non-U.S. holders will generally be subject to information reporting but not backup withholding. To avoid backup withholding, however, a non-U.S. holder will have to certify its nonresident status. Some of the common means of doing so are described under "Special Rules Applicable to Non-U.S. Holders -- Taxation of Interest."

        Payments made to U.S. holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

        Payments made to non-U.S. holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the non-U.S. holder certifies its foreign status.

        Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

        THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING. AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                             SELLING SECURITYHOLDERS

        We originally issued the notes in a private placement in August 2001. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

        The following table contains information as of November 6, 2001, with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling security holder that may be offered using this prospectus.

                                                            PRINCIPAL
                                                            AMOUNT AT                        NUMBER OF
                                                           MATURITY OF                        SHARES OF      PERCENTAGE
                                                              NOTES        PERCENTAGE          COMMON        OF COMMON
                                                          BENEFICIALLY         OF            STOCK THAT       STOCK
                                                           OWNED THAT         NOTES              MAY        OUTSTANDING
                        NAME                               MAY BE SOLD     OUTSTANDING        BE SOLD(1)        (2)
                        ----                               -----------     -----------        ----------    -----------
1976 Distribution Trust FBO Jene A. Lauder ........       $     14,000           *                 775          *
1976 Distribution Trust FBO A. R.
   Lauder/Zinterhofer .............................              7,000           *                 387          *
2000 Revocable Trust FBO A.R.
   Lauder/Zinterhofer .............................              7,000           *                 387          *
Advent Convertible Master (Cayman) L.P. ...........          3,220,000           *             178,196          *
AFTRA Health Fund .................................            190,000           *              10,515          *
AIG/National Union Fire Insurance .................            725,000           *              40,122          *
Aloha Airlines Non-Pilots Pension Trust ...........             55,000           *               3,044          *
Aloha Pilots Retirement Trust .....................             35,000           *               1,937          *
American Investors Life Insurance Company .........            500,000           *              27,670          *
American Motorist Insurance Company ...............            542,000           *              29,994          *
American Samoa Government .........................             50,000           *               2,767          *
Amerus Life Insurance Co.
   (Amerus Multi-Fund Convertible Account) ........            750,000           *              41,505          *
Arapahoe County Colorado ..........................             53,000           *               2,933          *
ARB Minnesota Power and Light .....................            180,000           *               9,961          *
Argent Classic Convertible Arbitrage Fund
   (Bermuda) Ltd. .................................          1,000,000           *              55,340          *
Argent Convertible Arbitrage Fund Ltd. ............          1,000,000           *              55,340          *
Arkansas PERS .....................................          1,010,000           *              55,894          *
Associated Electric & Gas Insurance Services
   Limited ........................................            400,000           *              22,136          *
B.C. McCabe Foundation ............................            300,000           *              16,602          *
Bank Austria Cayman Islands LTD ...................          6,375,000        1.85%            352,795          *
BBT Fund, L.P. ....................................         16,500,000        4.78%            913,116          *
Boilermakers Blacksmith Pension Trust .............          1,285,000           *              71,112          *
British Virgin Islands Social Security Board ......             41,000           *               2,269          *
C & H Sugar, Inc. .................................             85,000           *               4,704          *
CALAMOS(R) Convertible Growth and Income Fund
   - CALAMOS(R) Investment Trust ..................          2,900,000           *             160,487          *
CALAMOS(R) Convertible Technology Fund
   - CALAMOS(R) Investment Trust ..................             70,000           *               3,874          *
Chrysler Corporation Master Retirement Trust ......          2,960,000           *             163,807          *
CIBC World Markets ................................          2,500,000           *             138,351          *
City of New Orleans ...............................            217,000           *              12,009          *
City University of New York .......................            130,000           *               7,194          *

                                                            PRINCIPAL
                                                            AMOUNT AT                        NUMBER OF
                                                           MATURITY OF                        SHARES OF      PERCENTAGE
                                                              NOTES        PERCENTAGE          COMMON        OF COMMON
                                                          BENEFICIALLY         OF            STOCK THAT       STOCK
                                                           OWNED THAT         NOTES              MAY        OUTSTANDING
                        NAME                               MAY BE SOLD     OUTSTANDING        BE SOLD(1)        (2)
                        ----                               -----------     -----------        ----------    -----------
Conseco Fund Group - Conseco Convertible
  Securities Fund .................................            500,000           *              27,670          *
Convertible Securities Fund .......................             90,000           *               4,981          *
Delaware PERS .....................................          1,425,000           *              78,860          *
Delta Air Lines Master Trust ......................            770,000           *              42,612          *
Delta Pilots D & S Trust ..........................            390,000           *              21,583          *
DLB High Yield Fund ...............................             50,000           *               2,767          *
Drury University ..................................             25,000           *               1,384          *
Duke Endowment ....................................            375,000           *              20,753          *
Durango Investments L.P. ..........................          1,500,000           *              83,011          *
Estate of James Campbell ..........................            153,000           *               8,467          *
Ferox Fund Limited ................................          1,636,000           *              90,537          *
Ferox Fund LP. ....................................            364,000           *              20,144          *
Fidelity Advisor Series I: Fidelity Advisor
   Dividend Growth Fund ...........................            334,000           *              18,484          *
Fidelity Advisor Series I:  Fidelity Advisor
   Equity Value Fund ..............................              2,000           *                 111          *
Fidelity Charles Street Trust: Fidelity
   Asset Manager ..................................          1,780,000           *              98,506          *
Fidelity Charles Street Trust: Fidelity
   Asset Manager:  Growth .........................            890,000           *              49,253          *
Fidelity Charles Street Trust: Fidelity
   Asset Manager: Income ..........................             60,000           *               3,320          *
Fidelity Commonwealth Trust: Fidelity
   Mid-Cap Stock Fund .............................          1,075,000           *              59,491          *
Fidelity Devonshire Trust: Fidelity Equity -
   Income Fund ....................................          4,290,000        1.24%            237,410          *
Fidelity Financial Trust: Fidelity
   Convertible Securities Fund ....................         10,000,000        2.89%            553,403          *
Fidelity Financial Trust: Fidelity Equity -
   Income II Fund .................................          2,430,000           *             134,477          *
Fidelity Puritan Trust: Fidelity Puritan Fund .....          2,460,000           *             136,137          *
Fidelity Securities Fund: Fidelity Dividend
   Growth Fund ....................................          2,300,000           *             127,283          *
Fidelity Trend Fund:  Fidelity Trend Fund .........            170,000           *               9,408          *
First Union National Bank .........................          5,000,000        1.44%            276,702          *
First Union Risk Management Inc. ..................         10,000,000        2.89%            553,403          *
First Union Securities Inc. .......................         11,250,000        3.26%            622,579          *
Froley Revy Investment Convertible Security
   Fund ...........................................            145,000           *               8,024          *
Grady Hospital Foundation .........................            114,000           *               6,309          *
Granville Capital Corporation .....................          1,000,000           *              55,340          *
Hawaiian Airlines Employees Pension Plan --
   IAM ............................................             30,000           *               1,660          *
Hawaiian Airlines Pension Plan for Salaried
   Employees ......................................              5,000           *                 277          *
Hawaiian Airlines Pilots Retirement Plan ..........             50,000           *               2,767          *
HFR Convertible Arbitrage Account .................            180,000           *               9,961          *
Highbridge International LLC ......................            500,000           *              27,670          *
ICI American Holdings Trust .......................            510,000           *              28,224          *

                                                            PRINCIPAL
                                                            AMOUNT AT                        NUMBER OF
                                                           MATURITY OF                        SHARES OF      PERCENTAGE
                                                              NOTES        PERCENTAGE          COMMON        OF COMMON
                                                          BENEFICIALLY         OF            STOCK THAT       STOCK
                                                           OWNED THAT         NOTES              MAY        OUTSTANDING
                        NAME                               MAY BE SOLD     OUTSTANDING        BE SOLD(1)        (2)
                        ----                               -----------     -----------        ----------    -----------
IL Annuity and Insurance Company (IL Annuity
   VMIII Convertible) .............................            750,000           *              41,505          *
Independence Blue Cross ...........................            197,000           *              10,902          *
James Campbell Corporation ........................            197,000           *              10,902          *
JMG Capital Partners, LP ..........................          4,500,000        1.30%            249,032          *
JMG Triton Offshore Fund, Ltd. ....................          1,000,000           *              55,340          *
Local Initiatives Support Corporation .............             43,000           *               2,380          *
Mainstay Convertible Fund .........................          2,690,000           *             148,866          *
Mainstay VP Convertible Portfolio .................            750,000           *              41,505          *
Massachusetts Mutual Life Insurance Company .......            525,000           *              29,054          *
MassMutual Asia, Limited ..........................             15,000           *                 830          *
MassMutual Corporate Investors ....................            150,000           *               8,301          *
MassMutual High Yield Partners II LLC .............            260,000           *              14,388          *
McMahan Securities Co. L.P. .......................            100,000           *               5,534          *
Merrill Lynch Insurance Group .....................            239,000           *              13,226          *
Merrill Lynch, Pierce, Fenner & Smith, Inc. .......            250,000           *              13,835          *
Microsoft Corporation .............................            505,000           *              27,947          *
Morgan Stanley Dean Witter Convertible
   Securities Trust ...............................          1,500,000           *              83,011          *
Motion Picture Industry Health Plan - Active
   Member Fund ....................................            270,000           *              14,942          *
Motion Picture Industry Health Plan - Retiree
   Member Fund ....................................            115,000           *               6,364          *
Municipal Employees ...............................            130,000           *               7,194          *
Nabisco Holdings ..................................             25,000           *               1,384          *
National Fuel Gas Company Retirement Plan .........            125,000           *               6,918          *
Nations Convertible Securities Fund ...............          2,910,000           *             161,040          *
New Orleans Firefighters Pension/Relief Fund ......            118,000           *               6,530          *
New York Life Insurance and Annuity
   Corporation ....................................            750,000           *              41,505          *
New York Life Insurance Company ...................          4,000,000        1.16%            221,361          *
New York Life Separate Account #7 .................            370,000           *              20,476          *
Occidental Petroleum Corporation ..................            219,000           *              12,120          *
OCM Convertible Trust .............................          1,820,000           *             100,719          *
Ohio Bureau of Workers Compensation ...............            127,000           *               7,028          *
Ondeo Nalco .......................................            180,000           *               9,961          *
Oxford, Lord Abbett & Co. .........................          1,450,000           *              80,243          *
Partner Reinsurance Company Ltd. ..................            455,000           *              25,180          *
Policemen and Firemen Retirement System of
   the City of Detroit ............................            571,000           *              31,599          *
Pro Mutual ........................................            644,000           *              35,639          *
Queen's Health Plan ...............................             20,000           *               1,107          *
Ramius Capital Group ..............................            425,000           *              23,520          *
Raytheon Master Pension Trust .....................            346,000           *              19,148          *
RCG Latitude Master Fund LTP ......................          1,530,000           *              84,671          *
RCG Multi Strategy LP .............................            170,000           *               9,408          *
RJR Reynolds ......................................             74,000           *               4,095          *
Shell Pension Trust ...............................            498,000           *              27,559          *

                                                            PRINCIPAL
                                                            AMOUNT AT                        NUMBER OF
                                                           MATURITY OF                        SHARES OF      PERCENTAGE
                                                              NOTES        PERCENTAGE          COMMON        OF COMMON
                                                          BENEFICIALLY         OF            STOCK THAT       STOCK
                                                           OWNED THAT         NOTES              MAY        OUTSTANDING
                        NAME                               MAY BE SOLD     OUTSTANDING        BE SOLD(1)        (2)
                        ----                               -----------     -----------        ----------    -----------
Southern Farm Bureau Life Insurance ...............            725,000           *              40,122          *
Starvest Combined Portfolio .......................            755,000           *              41,782          *
State Employees' Retirement Fund of the State
   of Delaware ....................................          1,170,000           *              64,748          *
State of Connecticut Combined Investment Funds ....          2,485,000           *             137,521          *
State of Maryland Retirement Agency ...............          2,752,000           *             152,297          *
State of Oregon/Equity ............................          4,475,000        1.30%            247,648          *
State of Oregon/SAIF Corporation ..................          1,850,000           *             102,380          *
Sterling Investment Co. ...........................            700,000           *              38,738          *
Syngenta AG .......................................            240,000           *              13,282          *
TCW Group, Inc. ...................................         18,325,000        5.31%          1,014,112          *
The Grable Foundation .............................            102,000           *               5,645          *
Total Fina Elf Finance USA, Inc. ..................            175,000           *               9,685          *
UBS O'Connor LLC f/b/o
   UBS Global Convertible Portfolio ...............            750,000           *              41,505          *
Vanguard Convertible Securities Fund, Inc. ........          3,560,000        1.03%            197,012          *
Variable Insurance Products Fund:  Equity -
   Income Portfolio ...............................          2,000,000           *             110,681          *
Zeneca Holdings Trust .............................            360,000           *              19,923          *
Zurich Institutional Benchmarks ...................            100,000           *               5,534          *
Any other holder of Notes or future
  transferee, pledgee, donee or successor of
  any holder (3) (4) ..............................        170,289,000       49.36%          9,423,822       6.81%

----------
*   Less than 1%.

(1) Assumes conversion of all of the holder's notes at a conversion price of $18.07 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes--Conversion of Notes." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 138,455,083 shares of common stock outstanding as of September 30, 2001. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes.

(3) Information about other selling security holders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

        We prepared this table based on the information supplied to us by the selling securityholders named in the table.

        The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from over time. Any changed information will be set forth in prospectus supplements.

        Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

        We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

        -  directly by the selling securityholders; or

        - through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

        The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

        If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

        The notes and underlying common stock may be sold in one or more transactions at:

        -  fixed prices;

        -  prevailing market prices at the time of sale;

        -  varying prices determined at the time of sale; or

        -  negotiated prices.

        These sales may be effected in transactions:

        - on any national securities exchange or quotation service on which the underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market, in the case of the common stock;

        -  in the over-the-counter market;

        - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

        -  through the writing of options.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

        Our common stock trades on the Nasdaq National Market under the symbol "NETA." We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes. See "Risk Factors--We cannot assure you that an active trading market will develop for these notes which may reduce their market price."

        There can be no assurance that any selling securityholder will sell any or all of the notes or underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

        The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

        Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

        We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Our Second Restated Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability
(i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

        Our Restated Bylaws provide that we shall indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Restated Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Restated Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether we would have the power to indemnify him or her against such liability under the General Corporation Law of Delaware. We currently have secured such insurance on behalf of our officers and directors.

        We have entered into agreements to indemnify our directors and officers, in addition to indemnification provided for in our Bylaws. Subject to certain conditions, these agreements, among other things, indemnify our directors and officers for certain expenses (including attorney's fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of us, arising out of such person's services as a director or officer of ours, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities and Exchange Act of 1933, as amended. Our Second Restated Certificate of Incorporation, as amended, and Bylaws provide for indemnification of our officers, directors, employees and other agents to the maximum extent permitted by the Delaware Law.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Network Associates pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                  LEGAL MATTERS

        The validity of the issuance of Networks Associates' securities offered by this prospectus will be passed upon for Networks Associates, Inc. by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                     EXPERTS

        The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the costs and expenses to be paid by the Registrant in connection with this offering. All amounts are estimates except for the registration fee:

Securities and Exchange Commission registration fee...            $86,250
Trustee's fees and expenses...........................            $11,500
Accounting fees and expenses..........................            $15,500
Legal fees and expenses...............................            $50,000
Miscellaneous.........................................            $36,750
                                                                 --------
        Total.........................................           $200,000
                                                                 ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS OF NETWORKS ASSOCIATES


        The Registrant's Second Restated Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

        The Registrant's Restated Bylaws provide that the Registrant shall indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by law. The Registrant believes that indemnification under its Restated Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Registrant's Restated Bylaws also permit the Registrant to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Registrant would have the power to indemnify him or her against such liability under the General Corporation Law of Delaware. The Registrant currently has secured such insurance on behalf of its officers and directors.

        The Registrant has entered into agreements to indemnify its directors and officers, in addition to indemnification provided for in the Registrant's Bylaws. Subject to certain conditions, these agreements, among other things, indemnify the Registrant's directors and officers for certain expenses (including attorney's fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Registrant, arising out of such person's services as a director or officer of the Registrant, any subsidiary of the Registrant or any other company or enterprise to which the person provides services at the request of the Registrant.

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities and Exchange Act of 1933, as amended. The Registrant's Second Restated Certificate of Incorporation, as amended, and Bylaws provide for indemnification of its officers, directors, employees and other agents to the maximum extent permitted by Delaware Law.

ITEM 16. EXHIBITS

        The following exhibits are filed herewith or incorporated by reference herein:

   EXHIBIT
   NUMBER                 EXHIBIT TITLE
   ------                 -------------
     4.1       Second Restated Certificate of Incorporation of Networks
               Associates, Inc., as amended on December 1, 1997. (1)

     4.2       Restated Bylaws of Networks Associates, Inc. (2)

     4.3       Indenture by and between Networks Associates, Inc. and State
               Street Bank and Trust Company of California, N.A., as Trustee, dated as of August 17, 2001.

     4.4       Resale Registration Rights Agreement between Networks Associates,
               Inc. and Lehman Brothers Inc., dated as of August 17, 2001.

     4.5       Form of Note (included in Exhibit 4.3).

     5.1       Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation.

    12.1       Computation of Ratio of Earnings to Fixed Charges.

    23.1       Consent of PricewaterhouseCoopers LLP, independent accountants.

    23.2       Consent of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation (included in Exhibit 5.1).

    24.1       Power of Attorney of certain directors and officers of Networks
               Associates, Inc. (see page II-4 of this Form S-3).

    25.1 Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.

------------

(1) Incorporated by reference from the Registrant's Registration Statement on Form S-4 filed with the Commission on March 25, 1998.

(2) Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q as filed with the Commission on August 6, 2001.

ITEM 17. UNDERTAKINGS

        The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (a) To include any prospectus required by Section 10(a)(3) of the Securities Act,

               (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement,

               (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities
Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, the State of California, on November 9, 2001.

                                       NETWORKS ASSOCIATES, INC.

                                       By: /s/ Stephen C. Richards
                                           -------------------------------------
                                       Name:  Stephen C. Richards
                                       Title: Executive Vice President and Chief
                                              Financial Officer

                                POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Stephen C. Richards and Kent H. Roberts, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-3, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or any substitute, may do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                    NAME                                      TITLE                       DATE
                    ----                                      -----                       ----
             /s/ George Samenuk               President, Chief Executive Officer       November 5,
------------------------------------------    and Chairman of the Board of                2001
               George Samenuk                 Directors (Principal Executive
                                              Officer)


           /s/ Stephen C. Richards            Executive Vice President and Chief       November 9,
------------------------------------------    Financial Officer (Principal                2001
            Stephen C. Richards               Financial and Accounting Officer)
                                              and Attorney-in-Fact


             /s/ Edwin L. Harper              Director                                 November 9,
------------------------------------------                                                 2001
              Edwin L. Harper

            /s/ Leslie G. Denend              Director                                 November 9,
------------------------------------------                                                2001
              Leslie G. Denend

            /s/ Virginia Gemmell              Director                                 November 9,
------------------------------------------                                                2001
              Virginia Gemmell

           /s/ Robert M. Dutkowsky            Director                                 October 29,
------------------------------------------                                                2001
            Robert M. Dutkowsky

              /s/ Robert Pangia               Director                                 November 9,
------------------------------------------                                                2001
               Robert Pangia

                                  EXHIBIT INDEX

   EXHIBIT
   NUMBER                                     EXHIBIT TITLE
   ------                                     -------------
     4.1       Second Restated Certificate of Incorporation of Networks
               Associates, Inc., as amended on December 1, 1997. (1)

     4.2       Restated Bylaws of Networks Associates, Inc. (2)

     4.3       Indenture by and between Networks Associates, Inc. and State
               Street Bank and Trust Company of California, N.A., as Trustee, dated as of August 17, 2001.

     4.4       Resale Registration Rights Agreement between Networks Associates,
               Inc. and Lehman Brothers Inc., dated as of August 17, 2001.

     4.5       Form of Note (included in Exhibit 4.3).

     5.1       Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation.

    12.1       Computation of Ratio of Earnings to Fixed Charges.

    23.1       Consent of PricewaterhouseCoopers LLP, independent accountants.

    23.2       Consent of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation (included in Exhibit 5.1).

    24.1       Power of Attorney of certain directors and officers of Networks
               Associates, Inc. (see page II-4 of this Form S-3).

    25.1 Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.

----------
(1) Incorporated by reference from the Registrant's Registration Statement on Form S-4 filed with the Commission on March 25, 1998.

(2) Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q as filed with the Commission on August 6, 2001.